2003
annual report



VIRCO MFG. CORPORATION

VIRCO
Equipment for Educators

Company Profile

Virco Mfg. Corporation, founded in 1950 and headquartered in Torrance, California, is a leader in the furniture manufacturing industry and the nation's largest producer of educational furniture.

2003 Annual Report

Financial Highlights

In thousands, except per share data	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
Summary of Operations										
Net sales (3, 4)	**$ 191,852**	$ 244,355	$ 257,462	$ 287,342	$ 268,079	$ 275,096	$ 259,586	$ 237,551	$ 225,559	$ 216,822
Net (loss) income										
Net (loss) income from operations	$ (21,961)	$ 282	$ 246	$ 4,313	$ 10,166	$ 17,630	$ 13,852	$ 9,326	$ 5,209	$ 5,001
Change in accounting methods		–	–	(297)	–	–	–	–	–	–
	$ (21,961)	$ 282	$ 246	$ 4,016	$ 10,166	$ 17,630	$ 13,852	$ 9,326	$ 5,209	$ 5,001
Net (loss) income per share (1)	$ **(1.68)**	$ 0.02	$ 0.02	$ 0.29	$ 0.72	$ 1.20	$ 0.94	$ 0.64	$ 0.36	$ 0.35
Stockholders' equity	**62,352**	82,774	90,223	94,141	93,834	88,923	77,077	63,921	55,386	50,466
Stockholders' equity per share (2)	**4.76**	6.31	6.71	6.90	6.82	6.30	5.39	4.48	3.88	3.55

(1) Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.

(2) Based on number of shares outstanding at year-end giving effect for stock dividends and 3 for 2 stock split.

(3) The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which the Company adopted during the fourth quarter of the year ended January 31, 2001.

(4) During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.



Net (loss) Income
Net Sales
$ 20
$ 300
250
15
200
10
150
100
5
50
0
0
216.8
5.0
225.6
5.2
237.6
9.3
259.6
13.9
275.1
17.6
268.1
10.2
287.3
4.0
257.5
0.2
244.4
0.3
191.9
(22.0)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Net Income (Loss) and Net Sales
(in millions)

Operations in 2003 generated a $22,000,000 loss, distributed about evenly between severance costs and operating losses related to overcapacity.

To Our Shareholders



Right: Robert A. Virtue - President and CEO
Left: Douglas A. Virtue - Executive Vice President

April 13, 2004

January 31, 2004, marked the close of our fourth quarter and the end of the most challenging year in our history. In 54 years, Virco has only lost money three times: 1950, 1987, and 2003. The amount we lost in fiscal 2003, $21,961,000, far exceeded our combined losses in the other two years.

Virco was founded in 1950 as a manufacturer of classroom and institutional furniture. We believe the recession in public school spending that occurred in 2003 was the worst since the end of World War II. The recession was caused by a dramatic decrease in state tax revenues following the stock market crash in 2001. State budget managers and their downstream beneficiaries – public schools, cities and counties – had never experienced such sudden declines in funding and were therefore unprepared for what happened. Although we were in daily contact with our customers during this period, we too were caught off guard by the rapid collapse in furniture purchases.



To Our Shareholders (continued)

As one of the few public corporations serving this market, our difficulties have been honestly reported and widely discussed. We remind our shareholders of the following major points, each of which was covered in quarterly reports released as the year progressed:

1. Out of the net loss of $21,961,000, pre-tax severance costs amounted to $13,920,000. We will discuss our severance and downsizing philosophy later in this report.

2. Demand for new education furniture and equipment remains high. We continue to view last year's recession as a shortfall in funding, not demand.

3. Our response to the recession was heavily weighted toward maintaining a competitive infrastructure and product development program, both of which will be necessary when the market recovers.

4. Because so much of our business is bid-based, volume is to a certain extent discretionary. We saw and continue to see what we consider unsustainable pricing practices as competitors attempted to maintain revenues during the downturn. We refused to sell at prices that would have only worsened our results last year. This position has been further vindicated on long-term contracts for 2004 deliveries where recent cost increases, especially in steel, would have forced us to sell at a loss in the coming year.

5. Barring further unpredictable events such as the steel shortage, we have downsized to permit roughly break-even results on annual revenues in the $190,000,000 to $200,000,000 range. Further downsizing is not anticipated.

6. Our financial condition remains strong. Wells Fargo Bank, our financial partner for the past 15 years, has structured a hybrid cash-flow/asset-based operating loan that adequately covers inventories, receivables and capital investments. Total debt of $25,333,000 at year-end was actually lower than the prior year.

One of the most persistent questions we've fielded during this recession is why we didn't cut harder and sooner. The answer is twofold: first, neither Virco nor our customers predicted the actual severity of the recession. Second, cutting hurts in many ways. We believe it's damaging to our shareholders and our customers to match wild swings in the economy with wild swings in our organization. Throughout this recession our focus has been on the recovery. We knowingly spent short-term dollars to maintain long-term infrastructure, organizational stability, and new product development.

Our use of voluntary severance with generous six-month payments, followed by smaller mandatory layoffs with the same six-month payments, left us with a workforce that could execute its responsibilities free from either the guilt or lingering fear that often accompany large restructurings. We have been pleased by the stability of our workforce at all levels during this challenging period. Even though it's hard to quantify such loyalty, we believe it contributes to product quality and consistent service, two important elements of our long-term strategy.

We carefully analyzed other companies' cost cutting strategies before executing our own. We found that when plant closures were combined with staff cuts, one-time write-offs often equaled or exceeded anticipated annual savings. We found many examples from our own industry where the ratio was even worse. In our case, severance costs of $13,920,000 compare very favorably to estimated annual savings of $20,000,000 to $25,000,000, for a nearly one-to-two ratio of write-offs to savings.

This approach also left us with both of our facilities intact. We feel that our integrated manufacturing and distribution facilities in Torrance, California, and Conway, Arkansas, are the best in the classroom furniture industry. Rather than jettisoning either of these valuable assets to match erratic and non-permanent market swings, we chose to depreciate their fixed costs through disciplined restraint of capital expenditures. We will continue this trajectory for at least the next few years, generating cash flow and simultaneously maintaining capacity that we expect to need.

Because we occupy our Torrance facility under a lease due to expire in February of 2005, we carefully evaluated its ongoing viability. We concluded that Torrance is essential. California is the world's sixth largest economy and its forecasted growth is well documented. Of the 10 counties in the United States with the greatest numerical increase in population, seven are serviced from Torrance. When combined with the other fast growing regions west of the Rocky Mountains, our Torrance plant gives us a critical competitive advantage over manufacturers and distributors located further east. School equipment is bulky and heavy, with a high freight component relative to selling price. The same freight barrier that keeps imports at bay also works in our favor with domestic competitors located east of the Rockies.

Our strategy of buffering change outside the company by limiting change inside it clearly works only if the market recovers within a reasonable amount of time. Although it's too early to say for certain, the first two months of fiscal 2004 suggest that we may be past the bottom of the trough. Incoming orders and shipments are both up slightly compared to the same two months last year. We're seeing good demand for our newer products as well as our Furniture Focus™ package selling solution for new schools. While our hopes for 2004 are modest, 2005 looks to be a significantly better year. In short, we have enough confidence about the short- and long-term future to feel that our cost cutting strategies were appropriate.

We've also been asked repeatedly about Virco's market share and our plans for growth. We think of market share two ways: stable market share, where we've established a long-term relationship with customers based on our entire portfolio of products and services, versus variable market share, where buying decisions are based exclusively on price. In the first cat-


Percent of Annual Sales
Percent of Sales from June through September
2003 .... 54.5%
2002 .... 53.3%
2001 .... 51.0%
2000 .... 53.6%
1999 .... 54.7%
21%
18%
15%
12%
9%
6%
3%
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
JAN

Seasonal Distribution of Sales Volume

The key logistical constraint in Virco's market niche continues to be a 4:1 ratio between summer and off-season deliveries. Our ability to deal with the financing, inventory and service issues created by this seasonality constitutes both our greatest skill and our best defense against new entrants into the market.



egory the critical elements of competition are product function and assortment, availability, quality, and service. In the second, only efficiency matters. We compete aggressively both ways, but prefer the first. That is why we have continued to devote so much effort to new product development during this recession.

Market share gained merely by writing down a low price is fragile. Market share based on customer recognition of superior value is more stable. In the low-bid segment of our market we intentionally gave up market share last year because some of the prices were simply too low to support what we consider to be minimum levels of quality and service. We have done the same in the first two months of 2004. Especially this year, with the steel shortage and increasing costs for plastic, wood, and fuel, a low bid price in winter may prove painfully expensive to deliver in summer.

Some shareholders have assumed from our discussions about buffering change and keeping plants open that we have a disproportionate, unhealthy and inefficient reliance on domestically produced products. This is not the case. We make appropriate use of imports but we don't discuss the details publicly for competitive reasons. Our Torrance factory is located minutes from one of the world's largest container ports and we receive several shipments per week from international suppliers.

We have concluded that outsourcing per se is easily imitated and does not provide sufficient differentiation to support adequate operating margins. While we carefully adjust the blend of imports and domestically produced furniture to achieve the lowest overall cost, our primary emphasis is on designing furniture and equipment that provides unique value to educators. When multiple competitors have access to identical product sourced from the same offshore factories, the race for market share becomes a damaging spiral of progressively lower prices. We've seen it before with folding chairs and mass merchants. Interestingly, our folding chair volume has been increasing of late as importers and ocean freight companies both raise their prices. This bellwether product suggests to us that equilibrium is being reached between domestic and offshore fabrication, at least with certain products and processes.

Sustainable growth is supported by superior function and value in products, services, or both. The illustrations in this year's report are from our pre-NeoCon, ad campaign for Zuma™. Inspired by the elegant lines of breaking surf and named for a beach just north of Los Angeles, Zuma is a fully integrated classroom furniture line featuring active and passive ergonomics along with specific features for increased technology support. As with I.Q.®, which won a NeoCon® Gold Award when it was introduced two years ago, Zuma takes the same basic raw materials used in traditional furniture designs and reconstitutes them in a more functional, comfortable, and attractive package. Zuma is protected by nine patents pending.



$ 2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
Microsoft Corporation $ 1,048.5
Wells Fargo & Company 553.4
Berkshire Hathaway, Inc. 552.4
General Electric Company 458.6
Wal-Mart Stores, Inc. 432.6
Hon Industries, Inc. 357.9
Herman Miller, Inc. 333.5
Virco Mfg. Corporaton 327.2
Merck & Co., Inc. 325.7
Coca Cola Company 275.5
(MSFT)
(WFC)
(BRKa)
(GE)
(WMT)
(HNI)
(MLHR) (VIR) (MRK)
(KO)
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

Cumulative Total Return at January 31 of Each Year
(in dollars)

$100 invested in Virco common stock on 31 January 1994 would have been worth $327.20 on 31 January 2004, including stock dividends, splits, and reinvestment of cash dividends. Short-term spikes tend to even out over time, reinforcing our recommendation that investors match their expectations to Virco's 10-year strategic horizon. Comparative results for some of America's finest companies are also shown.

Source: Data provided by Media General Financial Services.

On the service front we continue to expand the reach of Furniture Focus. In recognition of the broader product assortment that Furniture Focus makes available to our public school customers, we've changed our corporate tagline from "Furniture that Fits®," to "Equipment for Educators™". This year we're initiating a stocking program that places the most popular items from our Furniture Focus partners in the Torrance and Conway warehouses. Our goal is to combine furniture and equipment shipments on the same delivery, thus simplifying both the purchasing and receiving functions for school administrators. So far the program has been well received, although its true test will come this summer.

Perhaps the most important service we provide is reliable delivery of classroom furniture during the brief summer shipment window. For a variety of reasons including the steel shortage, a tightening of the financial markets, and shifts in capacity for key components, we expect this summer to be marked by an industry-wide shortage of furniture. We are aggressively


$ 40
35
30
25
20
15
10
5
0
12.4
11.1
7.1
10.7
28.1
38.8
22.7
5.2
3.5
2.2
1994
1995
1996
19967
1998
1999
2000
2001
2002
2003

Capital Investment
(in millions)

We continued to limit capital expenditures to basic maintenance, new product development, and strategic acquisitions. The $2,200,000 invested in 2003 includes our $1,000,000 purchase of certain assets of Corex, a molder of hard plastic components.



building inventories under our Assemble-to-Ship stocking plan with the assumption that availability will be a critical element of customer satisfaction. As with last year, we will use seasonal shifting of employees to balance fabrication, assembly, delivery, and installation workloads once the stocking plan is met. We also intend to make greater use of temporary workers to buffer unpredictable demand should there be a surge of orders in late spring or early summer. As we've said before, the financial ability to lay in large inventories is a critical part of our competitive strategy, facilitated over the past 15 years by our strong working relationship with Wells Fargo.

The principles of sustainability have guided us since our founding in 1950, although that word with its present meaning wasn't used back then. More recently, in an effort to articulate our methods for balancing the sometimes conflicting claims of shareholders, customers, employees, suppliers, communities and competitors, we have emphasized Virco's five corporate values: Voice, Dignity, Fairness, Leadership, and Merit.

Together, these values and principles have shaped our relations with all of the groups and individuals that work with or make claims upon our corporation. They are appropriate for the market we serve, a market that ultimately consists of the next generation of decision makers. They have shaped our nationally recognized waste minimization and resource recovery programs. Perhaps most importantly, they have shaped our investment outlook.


Coming June 2004
zuma


Coming June 2004
zuma

To Our Shareholders (continued)

Sustainability precludes short-term thinking, which has been the source of much recently uncovered corporate misbehavior elsewhere. Virco's values mandate transparent corporate governance, restraint in executive compensation and honest reporting. Virco has never been managed as a get-rich-quick scheme for insiders.

Sustainable businesses have to weather difficult markets and changing investment fashions, sometimes to the detriment of short-term results. We've endured three years of substandard performance as a result of these principles, but over the long term we believe our recent decisions will create a stronger company.

One of the best ways to validate such high-minded rhetoric is to meet us face to face and kick the tires. In honor of our fiftieth anniversary in Conway, Arkansas, we're inviting shareholders to the first-ever annual meeting there, to be held on June 8, 2004. You'll have a chance to tour our flagship facility, see Assemble-to-Ship in peak-season action, learn about our resource recovery program, and soak up some hospitality from the community that's been so good to us. The meeting will begin at 10:00 a.m., with tours commencing at 11:00 a.m. or whenever the question and answer session ends. A home-style barbecue lunch will be served at noon, leaving enough time for out-of-town visitors to return to Little Rock and catch connecting flights home. As always, we thank all of you for your support and we look forward to seeing as many of you as possible in Conway.


zuma
VIRCO

Zuma is a fully-integrated classroom furniture line featuring active and passive ergonomics, enhanced technology support, and elegant lines inspired by breaking surf. This promotional mailing campaign will invite NeoCon attendees to Zuma's unveiling on June 14, 2004.

Summary of Financial Results

(in thousands except per share data)	Twelve Months Ended 1/31/2004	1/31/2003
Sales	$ 191,852	$ 244,355
Cost of Sales	137,420	160,652
Gross Margin	54,432	83,703
Selling, General & Administrative	67,150	83,280
Separation Costs	13,920	–
(Loss)/Income before Taxes	(26,638)	423
Income Tax (Benefit)/Expense	(4,677)	141
Net (Loss)/Income	$ (21,961)	$ 282
Net (Loss)/Income per share – assuming dilution [(a)]	$ (1.68)	$ 0.02
Weighted average shares outstanding – assuming dilution [(a)]	13,106	13,458

(a) For fiscal year 2003, net loss per share was calculated based on basic shares outstanding at January 31, 2004, due to the anti-dilutive effect on the inclusion of common stock equivalent shares.

	1/31/2004	1/31/2003
Current Assets	$ 51,387	$ 66,068
Non-Current Assets	74,881	88,728
Current Liabilities	25,982	27,320
Non-Current Liabilities	37,934	44,702
Stockholders' Equity	62,352	82,774

Virco's I.Q. series of classroom furniture, a 2002 NeoCon Gold Award winner, continues Virco's tradition of providing innovative furniture and equipment for educators.



Management's Statement

The financial statements of Virco Mfg. Corporation were prepared by management, which is responsible for the integrity and objectivity of the financial information presented, including amounts that must necessarily be based on judgments and estimates. The statements were prepared in conformity with accounting principles generally accepted in the United States, and in situations where acceptable alternative accounting principles exist, management selected the method that it believed was most appropriate in the circumstances.

Virco depends upon the Company's system of internal controls in meeting its responsibilities for reliable financial statements. This system is designed to be cost-effective while providing reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization. Judgments are required to assess and balance the relative cost and expected benefits of these controls.

The financial statements have been audited by the Company's independent auditors, Ernst & Young LLP. The independent auditors provide an objective, independent review as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain and maintain an understanding of Virco's accounting and financial controls, and conduct such tests and procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

The Audit Committee of the Board of Directors, which is composed of Directors from outside the Company, maintains an ongoing appraisal of the effectiveness of audits and the independence of the auditors. The Committee meets periodically with the auditors and management. The independent auditors have free access to the Committee, without management present, to discuss the results of their audit work and their opinions on the adequacy of internal financial controls and the quality of financial reporting.

Based on a review and discussions of the Company's 2003 audited consolidated financial statements with management and discussions with the independent auditors, the Audit Committee recommended to the Board of Directors that the Company's 2003 audited consolidated financial statements be included in the Company's annual report on Form 10-K. The Board of Directors concurred.

Executive Overview

Management's strategy is to position Virco as the overall value supplier of moveable furniture. The markets that Virco serves include the education market (the Company's primary market), which includes public and private schools (preschool through 12th grade), junior and community colleges, four-year colleges and universities, and trade, technical and vocational schools; convention centers and arenas; the hospitality industry, with respect to their banquet and meeting facilities requirements; government facilities at the federal, state, county and municipal levels; and places of worship. In addition, the Company sells to wholesalers, distributors, retailers and catalog retailers that serve these same markets. These institutions are frequently characterized by extreme seasonality and/or a bid-based purchasing function. The Company's business model, which is designed to support this strategy, includes the development of several competencies to enable superior service to the markets in which Virco competes. An important element of Virco's business model is the Company's emphasis on developing and maintaining key manufacturing and distribution capabilities. Finally, management continues to hone Virco's ability to forecast, finance, manufacture, warehouse, deliver, and install furniture within the relatively narrow delivery window associated with the highly seasonal demand for education sales. In fiscal year 2003, over 50% of the Company's total sales were delivered in June, July, August and September with an even higher portion of educational sales delivered in that period. Virco's substantial warehouse space allows the Company to build adequate inventories to service this narrow delivery window for the education market.

The commercial furniture markets have suffered from the worst recorded recession in recent history during the last three years. As a group, the members of BIFMA (the Business and Institutional Furniture Manufacturer's Association) recorded a 3% decrease in shipments in calendar year 2003. This followed decreases of 19.1% and 17.4% in 2002 and 2001, respectively. During the first two years of the recession, Virco's core public school market was less affected by economic conditions, and Virco incurred declines of 5.1% in 2002 and 10.4% in 2001. During 2003, the core school markets suffered severe financial difficulties, resulting in a sales decline of 21.5% compared to 2002. The causes of, and effects on Virco of the general economic conditions are discussed below under "Results of Operations (2003 vs. 2002)–Industry Overview".

In response to the recession and the resulting decrease in sales of Virco's products, the Company has used a variety of tactics to reduce spending, including its Assemble-to-Ship (ATS) operating model, which permits the Company to hold reduced inventory levels, wage and hiring freezes, and reductions in its workforce. These cost saving measures allowed the Company to finish the year with cash flow from operations being only slightly negative, despite having incurred a large operating loss for the year.

The Company does not anticipate that demand for furniture in the education markets will change substantially in the coming year. It is our intent to maintain our core workforce at current levels for the near future, supplemented with temporary labor as considered necessary in order to produce, warehouse, deliver, and install furniture during the coming summer. Because the Company has not closed any manufacturing or distribution facilities, any increase in demand for our product can be met without any required investment in physical infrastructure, resulting in favorable operating leverage.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations includes a number of forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those discussed herein, in Item 1, and elsewhere in this report on Form 10-K, that could cause actual results to differ materially from historical results or those anticipated. Risks and uncertainties that could cause actual results to vary materially from anticipated results, include without limitation, material availability and cost of materials, especially steel, plastic, fuel and energy; availability and cost of labor, demand for the Company's products, and competitive conditions affecting selling prices and margins, capital costs and general economic conditions. In this report, words such as "anticipates," "believes," "expects," "estimates, "projects," "future," "intends," "plans," "potential," "may," "could" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This discussion and analysis of Virco's financial condition and results of operations is based upon the Company's financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Virco management to make estimates and judgments that affect the Company's reported assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, management evaluates such estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventory including LIFO and obsolescence reserves, self-insured retention for products and general liability insurance, self-insured retention for workers compensation insurance, provision for warranty, liabilities under defined benefit and other compensation programs, and estimates related to deferred tax assets and liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Factors that could cause or contribute to these differences include the factors discussed above under Item 1, Business, and elsewhere in this report on Form 10-K. Virco's critical accounting policies are as follows:

Revenue Recognition: The Company recognizes revenue in accordance with Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition," as revised by SAB No. 104. Sales are recorded when title passes and collectability is reasonably assured under its various shipping terms. In 2002 the Company purchased the assets of Furniture Focus™, a company that sells complete Furniture, Fixture, and Equipment (FF&E) packages to schools. For package orders, the Company records revenue upon completion of the project. The Company reports sales as net of sales returns and allowances.

Allowances for Doubtful Accounts: Considerable judgment is required when assessing the ultimate realization of receivables, including assessing the probability of collection, current economic trends, historical bad debts and the current creditworthiness of each customer. The Company maintains allowances for doubtful accounts that may result from the inability of our customers to make required payments. Over the past five years, the Company's allowance for doubtful accounts has approximately ranged from 0.7% to 1.4% of accounts receivable at year-end. The allowance is evaluated using historic experience combined with a detailed review of past due accounts. The Company does not typically obtain collateral to secure credit risk. The primary reason that Virco's allowance for doubtful accounts represents such a small percentage of accounts receivable is that a large portion of the accounts receivable are attributable to low-credit-risk governmental entities, giving Virco's receivables a historically high degree of collectability. Although many states are experiencing budgetary difficulties, it is not anticipated that Virco's credit risk will be significantly impacted by these events. Over the next year, no significant change is expected in the Company's sales to government entities as a percentage of total revenues.

Inventory Valuation: Inventory is valued at the lower of cost or market. The Company uses the LIFO (last-in, first-out) method of accounting for the material component of inventory. The Company maintains allowances for estimated obsolete inventory to reflect the difference between the cost of inventory and the estimated market value. Valuation allowances are determined through a physical inspection of the product in connection with a physical inventory, a review of slow moving product, and consideration of active marketing programs. The market for education furniture is traditionally driven by value, not style, and the Company has not typically incurred significant obsolescence expense. If market conditions are less favorable than those anticipated by management, additional allowances may be required. Due to reductions in sales volume in the past year, the manufacturing facilities are operating at reduced levels of capacity. The Company records the cost of excess capacity as a period expense, not as a component of capitalized inventory valuation.

Self-Insured Retention: For 2003, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. For 2002, the Company was self-insured for product liability losses up to $250,000 per occurrence and was self-insured for workers compensation losses up to $200,000 per occurrence. The Company obtains annual actuarial valuations for the self-insured retentions. Product liability and auto reserves for known and unknown (IBNR) losses are recorded at the net present value of the estimated losses using a 6.0% discount rate. Given the relatively short term over which the IBNR losses are discounted, the sensitivity to the discount rate is not significant. Estimated workers compensation losses are funded during the insurance year and subject to retroactive loss adjustments. The Company's exposure to self-insured retentions varies depending upon the market conditions in the insurance industry and the availability of cost effective insurance coverage. It is anticipated that self-insured retentions for 2004 will be comparable to the retention levels for 2003.

Warranty Reserve: The Company provides a product warranty on most products. It generally warranties that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or that the Company can repair the product at no charge to the customer. The Company determines whether replacement or repair is appropriate in each circumstance. The Company uses historic data to estimate appropriate levels of warranty reserves. Because product mix, production methods, and raw material sources change over time, historic data may not always provide precise estimates for future warranty expense. Warranty expense for the last two years has been higher than normal due to a recurring cosmetic complaint relating to a high-volume component.

Defined Benefit Obligations: The Company has three defined benefit plans, the Virco Employees Retirement Plan, the Virco Important Performers (VIP) Plan and the Non-Employee Directors Retirement Plan, which provide retirement benefits to employees and outside directors. Virco discounts the pension obligations under the Plans using a 6.5% discount rate, before a 5.0% assumed rate of increases in compensation rates, and estimating a 6.5% return on plan assets. These rate assumptions can vary due to changes in interest rates, the employment market, and expected returns in the stock market. In prior years, the discount rate and the anticipated rate of return on Plan assets have decreased by several percentage points, causing pension expense and pension obligations to increase. Although the Company does not anticipate any change in these rates in the coming year, any moderate change should not have a significant effect on the Company's financial position, results of operations or cash flows. Effective December 31, 2003, the Company froze new benefit accruals under all three Plans. The effect of freezing future benefit accruals minimizes the impact of future raises in compensation, but introduces a new assumption related to the Plan freeze. It is the Company's intent to resume future benefit accruals when the profitability and the financial condition of the Company allow, and the actuarial valuations assume the Plans will be frozen for one year. If the assumption is modified to a permanent freeze, the Company would be required to immediately recognize any prior service cost / benefit. If the Company had assumed a permanent freeze, pension expense for 2003 would decrease by approximately $125,000. The Company obtains annual actuarial valuations for all three Plans.

Deferred Tax Assets and Liabilities: The Company incurred a significant operating loss in 2003. The Company recognized an income tax benefit for an amount equal to the estimated available net operating loss carryback and has recognized no benefit related to the net operating loss carryforwards. The Company has net deferred tax assets of $7,701,000 at January 31, 2004, and has established a valuation allowance of $7,701,000. At January 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes, expiring at various dates through 2024 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $9.2 million at January 31, 2004. The Company evaluates the adequacy of valuation allowances against net deferred tax assets on a quarterly basis, and in the event that the Company determines that it is more likely than not that Virco would be able to realize the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

RESULTS OF OPERATIONS (2003 VS. 2002)

Industry Overview

As discussed above, the commercial furniture markets, including Virco's core school markets, have suffered from the recent economic recession. The financial difficulties experienced by our core education customers derive primarily from budgetary pressures and shortfalls at state and local government levels. The State of California has received significant press coverage regarding its $15 billion budget shortfall, but funding issues exist at virtually every state and local level. The last time states faced such difficult fiscal conditions was after the 1990-91 recession, but the states have reacted differently this time. In 1991, the states raised taxes by approximately 5.4% of the previous year's tax collections. In 2003, states raised taxes by 1.5% of the previous year's revenues. Reluctance to raise taxes as aggressively or cut spending has exacerbated the current budget condition. Because many states have used debt to bridge budget gaps instead of balancing budgets with tax increases or spending reductions, the outlook for 2004 suggests that the market for school furniture will not improve substantially in the short term.

Management's Discussion and Analysis and Results of Operations

Funding for school furniture comes from two primary sources. The first source is from bonds issued to fund new school construction and major renovations of older schools. For 2003, funds relating to new school construction and renovation were relatively stable compared to the prior year. The second source is the general operating fund, which is a primary source of replacement furniture. The reduction in sales is primarily attributable to replacement furniture purchased from the general fund. Approximately 80-85% of a school's budget is spent on salaries and benefits for teachers and administrators. In times of budget shortfalls, schools traditionally attempt to retain teachers and spend less on repairs, maintenance, and replacement furniture.

During the last three years, many furniture manufacturers have responded by shutting down significant portions of their manufacturing capacity and laying off thousands of workers, incurring large restructuring charges in the process. For the first two years of this recession, Virco responded with a different approach designed to preserve the Company's manufacturing and distribution infrastructure and save the jobs of Virco's trained workforce. The Company used a variety of tactics to reduce spending. Capital expenditures were reduced to approximately one quarter of depreciation expense in 2002 and one third of depreciation expense in 2001. The Company has embraced the Assemble-to-Ship (ATS) operating model, which facilitated a large reduction in inventory levels in 2001, and improved levels of customer service while maintaining reduced levels of inventory in 2002. To control and reduce the cost of Virco's workforce, the Company used traditional measures such as wage freezes and hiring freezes, as well as more creative measures that addressed the unique demands of a highly seasonal business. The more creative measures included programs to encourage workforce flexibility; moreover, in 2002 the Company introduced a sabbatical program for employees during the traditionally slow fourth quarter.

The tactics used by Virco to weather the reductions in sales during 2001 and 2002 were not adequate to address the 21.5% reduction in sales in 2003. In addition to the cost saving efforts used in the prior two years, Virco implemented a voluntary separation program, which was accepted by 485 employees (25% of Virco's workforce) in the second quarter. In the third quarter, the Company laid off an additional 160 employees. The reduction in headcount combined with other savings were intended to allow the Company to operate profitably at an annual sales volume of approximately $200 million.

Financial Results and Cash Flow

For the year ended January 31, 2004, the Company had a net loss of $21,961,000 on net sales of $191,852,000 compared to a net income of $282,000 on net sales of $244,355,000 in the same period last year. The loss was $1.68 per share for the year ended January 31, 2004, compared to $0.02 per share in the prior year. Cash flow from operations was $(498,000) compared to $12,045,000 in the prior year. During 2003, the Company incurred a large operating loss, yet managed to finish the year with cash flow from operations being slightly negative. To accomplish this the Company reduced inventory balances by over $14 million. The Company generated cash from investing activities by controlling capital expenditures, curtailing a split dollar life insurance program, and selling a manufacturing plant that was no longer used in operations. By year-end, the Company was able to reduce its long-term debt by more than $3.7 million.

Sales

Virco's sales decreased by 21.5% in 2003 to $191,852,000, from $244,355,000 in 2002. As discussed above, the reduction in sales is primarily attributable to severe budget shortfalls incurred by the Company's primary customers, publicly funded schools. In addition, the commercial furniture markets have not recovered from a severe recession incurred in 2001 and 2002. Although certain states were impacted more severely than others, virtually all state and local governments have been affected. Virco's sales declined in all but seven of the states in which Virco does business. During 2003, the Company continued to maintain pricing discipline in its primary markets. The reduction in sales dollar volume was attributable to a reduction in unit volume, not price. The Company continued to emphasize the value of Virco's products, the value of Virco's distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy had an adverse effect on unit volume, the Company achieved a slight net increase in selling prices.

Cost of Sales

For fiscal 2003, cost of sales was 72% of sales compared to 66% of sales in the prior year. Raw material costs increased by approximately 2% of sales, primarily due to increased steel prices. The balance of the increase was attributable to reduced levels of production. In response to reduced levels of sales, the Company severely reduced levels of manufacturing output in order to control inventory levels. The Company ended 2003 with $14.5 million less inventory than in 2002. Overhead spending was not reduced by a comparable amount, and the factories incurred unfavorable production variances.

Inflation rates had a moderate impact on the Company's cost of sales. In March 2002, tariffs of up to 30% on imports of selected steel products were imposed pursuant to Section 201 of the Trade Act of 1974. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and was subject to the maximum 30% tariff. Because Virco had acquired a substantial portion of its steel requirements by the effective date of the tariff, the Company did not incur the higher steel prices until the latter part of 2002. Virco incurred higher steel prices for all of 2003.

In 2004, the Company intends to more tightly integrate the ATS model with Virco's marketing programs, product development programs, and product stocking plan. This anticipated improvement in execution of ATS should allow the Company to offer a wide variety of product while improving on-time delivery performance. Because the Company is beginning the year with significantly less inventory, production levels, which will vary depending upon selling volumes, are anticipated to be higher than in 2003.

The Company anticipates continued upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy, and benefits in the coming year. There has been significant volatility in the market for steel during the first quarter of 2004. For more information, please see the section entitled "Inflation and Future Change in Prices" in the Management's Discussion and Analysis section contained in Virco's Annual Report to Shareholder for the year ended January 31, 2004.

Selling, General and Administrative and Others

Selling, general and administrative (S,G & A) expenses for the year ended January 31, 2004, excluding severance costs, decreased by nearly $9 million, and were 36.8% as a percentage of sales in 2003 as compared to 32.5 % in 2002. During the summer of 2003 the Company reduced its workforce by 485 employees. While the reduction in the workforce successfully lowered the Company's cost structure, the Company incurred certain inefficiencies in coordinating production, shipment, and installation of customer orders during the third quarter of 2003. Freight costs declined by approximately $2,250,000 due to a reduction in selling volume offset by increased freight rates and an increased percentage of less-than-truckload (LTL) shipments. Other SG&A spending was adversely affected by increased installation costs, offset by other reductions in selling and administrative expenses.

For 2004, the Company has initiated programs to streamline product offerings, has tightly integrated the inventory stocking program to coordinate with marketing programs, and has reorganized freight and installation teams to improve the efficiency of freight and installation costs. The Company expects to reduce these costs as a percentage of sales, but there can be no assurance of attaining a reduction due to volatility in fuel and freight rates as well as fluctuations in the portion of business requiring full service.

During the second and third quarters of 2003, the Company determined that the reduced level of orders received in the first quarter would likely continue for the rest of the year and possibly through 2004 as well. In the second quarter of 2003 the Company announced a voluntary separation program in addition to other measures that included voluntary part-time work and voluntary sabbaticals. Under the program, employees who voluntarily terminated their employment with the Company were paid six months of severance pay. During the second quarter, 485 employees accepted this offer. Approximately 25% of the workforce severed their employment in June and July. Including employer taxes, the Company incurred approximately $7.8 million in severance costs during the second quarter.

During the third quarter of 2003, the Company elected to further reduce expenses and head count through a non-voluntary reduction in force. In September, the Company laid off an additional 160 employees. These employees were given six months of severance pay in addition to a variety of outplacement service benefits to help them locate new employment. The Company incurred approximately $2.6 million of severance costs in the third quarter related to this reduction in force. In addition to the severance costs, the Company incurred additional pension settlement costs of approximately $2 million in the third quarter and recorded another $1.5 million of pension settlement costs during the fourth quarter.

As a result of the hiring freeze and the voluntary and involuntary severance programs, the Company anticipates spending on salaries and wages in 2004 to decrease by approximately $20 million compared to 2002, with 2003 being a transition year. In addition to the reduction in salaries, the Company anticipates it will save the related costs for retirement, health, and welfare benefits.

Interest expense was approximately $1,300,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company anticipates comparable average borrowing levels and an increase in the average interest rate paid in 2004.

In the current year, Virco realized a significant gain on the sale of a former manufacturing facility. This facility had been held as rental property since 1994 when the Company relocated the Torrance, California, manufacturing and distribution operation. The gain on sale for the current year was $5,497,000. This compares to a loss on sale of assets of approximately $149,000 in the prior year.

Provision for Income Taxes

The income tax benefit for the year ended January 31, 2004, was determined primarily by evaluating the net operating loss carryback that is available to the Company and adjusting the provision for income tax contingencies. During the year, the Company established a $7,701,000 valuation allowance against the net deferred income tax assets on the basis that the Company believed that it is more likely than not that a portion of net deferred tax assets will not be realized during the next three years, notwithstanding that some of these may have longer lives under applicable tax laws. The effect of the establishment of a valuation allowance was that the effective rate for the income tax benefit for the current year was less that the effective tax rate for income taxes accrued on a historic basis. Future changes in market conditions and the results of operations may affect the Company's assessment of the adequacy of the reserve. In the event that the Company determines that it is more likely than not that Virco would be able to realize a different portion of the net deferred tax assets, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

RESULTS OF OPERATIONS (2002 VS. 2001)

Financial Results and Cash Flow

For the year ended January 31, 2003, the Company earned a modest net income of $282,000 on net sales of $244,355,000 compared to a net income of $246,000 on net sales of $257,462,000 in the same period of the previous year. Earnings were $0.02 per share for the year ended January 31, 2003, compared to $0.02 per share in the prior year, after giving effect to the 10% stock dividend declared August 20, 2002. Cash flow from operations was $12,045,000 compared to $35,037,000 in the prior year. The reduction in cash flow from operations was primarily attributable to fluctuations in inventory levels. In the year ended January 31, 2003, inventory increased by $4,356,000 compared to the prior year, when the large scale introduction of Assemble-to-Ship (ATS) facilitated a reduction in inventory of $19,356,000, a $23,712,000 change.

Sales

Virco's 2002 sales decreased by 5% in 2002 to $244,355,000, from $257,462,000 in 2001. During 2002, the Company adhered to a policy of turning down low margin and unprofitable business, despite substantial price competition in its primary markets. The Company continued to emphasize the value of Virco's products, the value of Virco's distribution and delivery capabilities, and the value of timely deliveries during the peak seasonal delivery period. Although this policy had an adverse effect on unit volume, the Company achieved a net increase in selling prices.

Effective May 1, 2002, Virco acquired certain assets of Furniture Focus, a reseller that offers complete package solutions for the Furniture, Fixtures and Equipment (FF&E) components of bond-funded public school construction projects. This acquisition provided Virco with the ability to offer packages to its core customer base. Because the acquisition date was very close to the peak summer season, the marketing of package solutions or "PlanSCAPE™" was limited to the five-state region in which Furniture Focus operated.

Cost of Sales

For fiscal 2002, cost of sales was 69% of sales compared to 70% of sales in the prior year. The improvement was primarily attributable to increases in selling prices. Raw material costs increased, primarily due to increased steel prices. Increased material costs were offset by reductions in labor and overhead spending. Virco began 2002 with a plan to maintain reduced levels of inventory and to use the Assemble-to-Ship (ATS) model to provide acceptable levels of service to customers. In an effort to match spending to the continued low levels of output, Virco controlled headcount, capital expenditures, and other discretionary spending. As a result, manufacturing spending and production levels were flat compared to the prior year.

Inflation rates had a moderate impact on the Company's cost of sales for the first half of 2002. In the second half of 2002, the Company experienced significant increases in the cost of steel. On March 5, 2002, President Bush announced that he would impose, effective March 20th, tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. The duties were imposed for a three-year period and were to be progressively reduced each year as required by the World Trade Organization. Cold-rolled steel is the single largest raw material used by many in the educational furniture industry, including Virco, and was subject to the maximum 30% tariff. In addition, domestic steel manufacturers filed a dumping claim against certain international suppliers, which, if successful, could serve to prevent steel prices from falling in the future.

Selling, General and Administrative and Others

Selling, general and administrative expenses for the year ended January 31, 2003, increased 1% from the prior year, and were 29.7% as a percentage of sales in 2002 as compared to 27.9% in 2001. Freight costs declined by approximately $500,000 due to a reduction in selling volume, and were slightly higher as a percentage of sales. Other SG&A costs were adversely affected by increased installation costs reflecting an increase in installed orders, the acquisition of Furniture Focus, and an increase in retirement plan costs, but were offset by other reductions in selling and administrative expenses.

Interest expense was approximately $1,100,000 less than in the prior year due to reduced levels of borrowing and lower interest rates. The Company entered into a swap agreement with Wells Fargo Bank, which had the effect of establishing a fixed rate of interest for $20,000,000 of loans for both 2001 and 2002. This interest swap expired in March 2003. Interest rates paid under the swap agreement were greater than the current rate paid under the Wells Fargo Bank line of credit.

In 2002, Virco realized a $149,000 loss on disposition of fixed assets. This compares to a loss on sale of assets of approximately $86,000 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital Requirements

Virco addresses liquidity and capital requirements in the context of short-term seasonal requirements and the long-term capital requirements of the business. The Company's core business of selling furniture to publicly funded educational institutions is extremely seasonal. The seasonal nature of this business permeates most of Virco's operational, capital, and financing decisions.

The Company's working capital requirements during and in anticipation of the peak summer season oblige management to make estimates and judgments that affect Virco's assets, liabilities, revenues and expenses. Management expends a significant amount of time during the year, and especially in the first quarter, developing a stocking plan and estimating the number of employees, the amount of raw materials, and the types of components and products that will be required during the peak season. If management underestimates any of these requirements, Virco's ability to fill customer orders on a timely basis or to provide adequate customer service may be diminished. If management overestimates any of these requirements, the Company may be required to absorb higher storage, labor and related costs, each of which may affect profitability. On an ongoing basis, management evaluates such estimates, including those related to market demand, labor costs, and inventory levels, and continually strives to improve Virco's ability to correctly forecast business requirements during the peak season each year.

As part of Virco's efforts to address seasonality, financial performance and quality without sacrificing service or market share, management has been refining the Company's ATS operating model. ATS is Virco's version of mass-customization, which assembles standard, stocked components into customized configurations before shipment. The Company's ATS program reduces the total amount of inventory and working capital needed to support a given level of sales. It does this by increasing the inventory's versatility, delaying assembly until the last moment, and reducing the amount of warehouse space needed to store finished goods.

In addition, Virco finances its largest balance of accounts receivable during the peak season. This occurs for two primary reasons. First, accounts receivable balances naturally increase during the peak season as shipments of products increase. Second, many customers during this period are government institutions, which tend to pay accounts receivable more slowly than commercial customers.

As the capital required for this summer season generally exceeds cash available from operations, Virco has historically relied on third-party bank financing to meet seasonal cash flow requirements. Virco has established a long-term relationship with its primary lender, Wells Fargo Bank. On an annual basis, the Company prepares a forecast of seasonal working capital requirements, and renews its revolving line of credit. For fiscal 2004, Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 27, 2004, which provides a term loan of $12,500,000 and a secured revolving line of credit that varies with levels of inventory and receivables, up to a maximum of $45,000,000. The term loan is a three-year amortizing line with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.75%, or at LIBOR plus 3.25%. Under the term loan, the Bank is entitled to require the Company to fix the interest rate on up to $6 million of debt. Effective February 1, 2004, Virco purchased an interest rate swap from Wells Fargo Bank, that effectively fixed the rate of interest on $6 million for a period of three years at a rate of 6.32%. The revolving line has an 18-month maturity with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a margin of 0.50%, or at LIBOR plus 2.75%. The revolving line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus 2.75%. Approximately $7,900,000 was available for borrowing as of January 31, 2004.

During 2003, the Company incurred a large operating loss, yet managed to finish the year with less debt than at the beginning of the year. This was accomplished through the following actions. First, the Company reduced inventory balances by over $14 million. This was accomplished by streamlining the product offering for 2004, delaying until February Virco's seasonal production of stock inventory for summer delivery, and aggressively reducing other inventories. Second, the Company spent less than $2.3 million on capital expenditures, compared to depreciation expense of $11.6 million, providing more than $9 million of cash. Third, the Company sold a former manufacturing facility, formerly held as rental property, which generated nearly $5,800,000 in cash. Finally, the Company terminated or curtailed certain benefit programs, including split dollar life insurance and deferred compensation plans, which reduced other non-current assets by $2.5 million. Many of these actions are one-time events, and will not be repeated in future years. The only anticipated recurring event is the excess of depreciation over capital expenditures. The Company is budgeting for capital expenditures to be less than depreciation for 2004, and the amount of cash generated is expected to be approximately $5 million.

Management believes cash generated from operations and from the previously described sources will be adequate to meet its capital requirements in the next 12 months.

Long-Term Capital Requirements

In addition to short-term liquidity considerations, the Company continually evaluates long-term capital requirements. In 1997, the Company initiated two large capital projects, which have had significant effects on cash flow for the past five years. In the 1998, 1999, and 2000 fiscal years the Company expended significant amounts of capital on these projects. Upon completion of these projects, the Company dramatically reduced capital spending. As shown in the Company's consolidated statements of cash flows, during 2001, capital expenditures were approximately one-third of depreciation expense. During 2002 and 2003 capital expenditures were approximately one-quarter of depreciation expense.

The first project was the implementation of the SAP enterprise resources planning system, initiated in October 1997. The Company went live with the new system in March 1999, implemented a business-to-business website along with sales force automation in the first quarter of 2000, and upgraded to a more current version of SAP in the fourth quarter of 2000. The initial portion of this project was financed with a lease from General Electric Capital Corporation (GECC). Capital and training costs not funded by the lease were financed from cash flows from operations and from the loan facility from Wells Fargo Bank. During fiscal year 2002 the Company paid off the balance of the capital lease.

The second project was the expansion and re-configuration of the Conway, Arkansas, manufacturing and distribution facility. During 1997, 1998, 1999, and 2000 the Company expended approximately $67,000,000 to purchase 100 acres of land, and build a 1,200,000 sq. ft. manufacturing and distribution facility equipped with new manufacturing and warehousing equipment. To finance this project, the Company borrowed $30,000,000 from Wells Fargo Bank, obtained equipment with operating leases from GECC, and used operating cash flow. As phases of the Conway expansion were completed, the Company was able to vacate several leased warehouses, sell a small production facility, and convert a second production facility into a warehouse. In addition, Virco sold a warehouse located in Torrance, California, which had been held as rental property.

Upon the completion of these substantial capital projects, the Company significantly reduced capital spending in 2003, 2002 and 2001. Management intends to limit future capital spending until growth in sales volume fully utilizes the new plant and distribution capacity. The Company has established a goal of limiting capital spending to approximately $5,000,000 for 2004, which is approximately one-half of anticipated depreciation expense.

Asset Impairment

In 2002, Virco acquired certain assets of Furniture Focus. As part of this acquisition, the Company recorded goodwill of $2,200,000. During 2003, the Company rolled out the Furniture Focus package business nationwide. For 2004, Virco has expended significant effort training the sales force in package selling. In addition, Virco will stock selected products of other manufacturers that complement Virco's product line, enabling Virco to fill nearly the entire FF&E budget line item for a K-12 school from products carried in stock. Virco evaluates the impairment of goodwill at least annually, or when indicators of impairment occur. As of the year ended January 31, 2004, there has been no impairment to the goodwill recorded.

In December 2003, Virco acquired certain assets of Corex Products, Inc., a manufacturer of compression molded components, for approximately $1 million. The assets have been transferred to the Company's Conway, Arkansas, location where they will be integrated with Virco's existing compression molding operation. In connection with this acquisition, Virco acquired certain patents and other intangible assets. As of the year ended January 31, 2004, there has been no impairment to the intangible assets recorded.

Virco made substantial investments in its infrastructure in 1998, 1999, and 2000. The investments included a new factory, new warehouse, and new production and distribution equipment. The factory, warehouse, and equipment acquired are used to produce, store, and ship a variety of product lines, and the use of any one piece of equipment is not dependent on the success or volume of any individual product. New products are designed to use as many common or existing components as practical. As a result, both our ATS inventory components and the machines used to produce them become more versatile. Virco evaluates the potential for impaired assets on a quarterly basis. As of the year ended January 31, 2004, there has been no impairment to the long-term assets of the Company.

Contractual Obligations and Off Balance Sheet Arrangements

The Company leases manufacturing, transportation, and office equipment, as well as real estate under a variety of operating leases. The Company leases substantially all vehicles, including trucks and passenger cars under operating leases where the lessor provides fleet management services for the Company. The fleet management services provide Virco with operating efficiencies relating to the acquisition, administration, and operation of leased vehicles. The use of operating leases for manufacturing equipment has enabled the Company to qualify for and use Industrial Revenue Bond financing. Real estate leases have been used where the Company did not want to make a long-term commitment to a location, or when economic conditions favored leasing. The Company does not have any capital lease obligations or purchase commitments in excess of normal recurring obligations.

In thousands	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt Obligations	$ 25,333	$ 3,138	$ 22,090	$ 44	$ 61
Capital Lease Obligations	–	–	–	–	–
Operating Lease Obligations	17,337	7,502	6,953	2,506	376
Purchase Obligations	15,271	15,271	–	–	–
Other Long-Term Obligations	–	–	–	–	–
Total	$ 57,941	$ 25,911	$ 29,043	$ 2,550	$ 437

Virco's largest market is publicly funded school districts. A significant portion of this business is awarded on a bid basis. Many school districts require that a bid bond be posted as part of the bid package. In addition to bid bonds, many districts require a performance bond when the bid is awarded. At January 31, 2004, the Company had bonds outstanding valued at approximately $5,250,000. To the best of management's knowledge, in over 50 years of selling to schools, Virco has never had a bid or performance bond called.

The Company accrues an estimate of its exposure to warranty claims based upon both product sales data and warranty claims incurred. For 2003, warranty claims were higher than normal due to a recurring cosmetic complaint relating to a high-volume component. At the current time, management cannot reasonably determine whether warranty claims for the upcoming fiscal year will be less than, equal to, or greater than warranty claims incurred in 2003. The following is a summary of the Company's warranty-claim activity during 2003.

Balance at January 31, 2003	Provision	Costs Incurred	Balance at January 31, 2004
$ 900,000	$ 1,976,000	($ 1,125,000)	$ 1,751,000

Retirement Obligations

The Company provides retirement benefits to employees and non-employee directors under three defined benefit retirement plans; the Virco Employee's Retirement Plan, the Virco Important Performers (VIP) Retirement Plan, and the Retirement Plan for Non-Employee Directors. The Virco Employee Retirement Plan is a qualified retirement plan that is funded through a trust held at Wells Fargo Bank (Trustee). The other two Plans are non-qualified retirement plans. The VIP Plan is secured by life insurance policies held in a rabbi trust and the Plan for Non-Employee Directors is not funded.

In 2002 the Company adopted more conservative assumptions for estimating the return on plan assets held in the Wells Fargo Bank Trust (Trust) and the rate used to discount the Projected Benefit Obligation (PBO). For 2003 and 2002 the Company used a 6.5% expected return on plan assets, a 5.0% expected rate of increase in compensation, and a 6.5% discount rate. The result of using these more conservative estimates was to increase annual pension expense for the fiscal year ended January 31, 2003, by approximately $1.5 million and to increase the PBO by approximately $6 million. The combined impact of reduced discount rates and poor investment results over the three years ended January 31, 2003 resulted in the Plan being under-funded. To correct this condition, the Company made an $8 million contribution to the Trust in September 2002, and a total contribution of approximately $10 million for the fiscal year ended January 31, 2003.

Three significant events occurred during 2003 that affected the retirement Plans. First, approximately 40% of Virco's employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated as Plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003 the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a Plan settlement. Finally, effective December 31, 2003, Virco froze all future benefit accruals under the Plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the Plan freeze. The Plan freeze is not intended to be permanent. It is management's intention to restore Plan benefits when the Company's profitability and cash flow allow. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the Plan curtailment, additional pension expense of approximately $1,540,000 related to the Plan settlement, and additional pension expense of approximately $40,000 related to the Plan freeze. As a result of the freeze, the projected benefit obligation decreased by approximately $7,500,000.

It is the Company's intent to maintain the funded status of the qualified Plan at a minimum of 90% of the current liability as determined by the Plan's actuaries. As discussed above, the Company made a large cash contribution to the Plan in 2002. During 2003, the Company contributed approximately $1,550,000 to the qualified Plan and paid approximately $265,000 under the non-qualified Plans. It is anticipated that contributions for 2004 will be approximately $1 million.

The Company does not anticipate making any significant changes to the pension assumptions in the near future. If the Company were to have used different assumptions in fiscal year ended January 31, 2004, a 1% reduction in investment return would increase expense by approximately $180,000, a 1% change in the rate of compensation increase would increase expense by approximately $300,000 and a 1% reduction in the discount rate would increase expense by $1,440,000. A 1% reduction in the discount rate would increase the PBO by approximately $5.1 million. Refer to Note 4 to the consolidated financial statements for additional information regarding the pension plans and related expenses.

Shareholders' Equity

In April 1998, the Board of Directors approved a stock buy-back program giving authorization to buy back up to $5,000,000 of Company stock. The authorization of this stock buy-back program was increased to $7,000,000, $14,000,000, $20,000,000 and $22,000,000 in January 1999, April 1999, December 2001 and December 2002, respectively. As of the end of January 2004 and 2003, the Company had repurchased approximately 1,454,000 and 1,383,000 shares at a cost of approximately $18,788,000 and $18,151,000 respectively. The current line of credit with Wells Fargo Bank does not allow for repurchases of stock. When the results of operations and cash flow allow, the Company will re-evaluate the stock buyback program.

Prior to the current year, Virco had established a track record of paying cash dividends to its stockholders for more than 20 consecutive years. As a result of the current year operating loss, the Company discontinued paying dividends in the second quarter of 2003. The current line of credit with Wells Fargo Bank does not allow for cash dividends. When the results of operations and cash flow allow, the Company intends to reinstate the cash dividend policy.

Virco issued a 10% stock dividend or 3/2 stock split every year beginning in 1982 through 2002. Although the stock dividend has no cash consequences to the Company, the accounting methodology required for 10% dividends has affected the equity section of the balance sheet. When the Company records a 10% stock dividend, 10% of the market capitalization of the Company on the date of the declaration is reclassified from retained earnings to additional paid-in capital. During the period from 1982 through 2002, the cumulative effect of the stock dividends has been to reclassify over $122 million from retained earnings to additional paid-in capital. The equity section of the balance sheet on January 31, 2004, reflects additional paid-in capital of approximately $127 million and deficit retained earnings of approximately $41 million. Other than the current year loss, the retained deficit is a result of the accounting reclassification, and is not the result of accumulated losses.

ENVIRONMENTAL AND CONTINGENT LIABILITIES

The Company and other furniture manufacturers are subject to federal, state, and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation, and disposal of waste and hazardous materials. In addition to policies and programs designed to comply with environmental laws and regulations, Virco has enacted programs for recycling and resource recovery that have earned repeated commendations, including designation in 2003 as a Charter Member of the WasteWise Hall of Fame, in 2002 as a WasteWise Partner of the Year, and in 2001 as a WasteWise Program Champion for Large Businesses by the United States Environmental Protection Agency. Despite these significant accomplishments, environmental laws have changed rapidly in recent years, and Virco may be subject to more stringent environmental laws in the future. The Company has expended, and expects to continue to expend, significant amounts in the future for the investigation of environmental conditions, installation of environmental control equipment, and remediation of environmental contamination.

In 2003, the Company was self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. For 2002, the Company was self-insured for product liability losses up to $250,000 per occurrence and was self-insured for workers compensation losses up to $200,000 per occurrence. In prior years the Company has been self-insured for workers compensation, automobile, product, and general liability losses. The Company has purchased insurance to cover losses in excess of the self-insured retention or deductible up to a limit of $30,000,000. For the insurance year beginning April 1, 2004, the Company will be self-insured for product liability losses up to $500,000 per occurrence, for workers compensation losses up to $250,000 per occurrence, and for auto liability up to $50,000 per occurrence. In future years, the Company's exposure to self-insured retentions will vary depending upon the market conditions in the insurance industry and the availability of cost effective insurance coverage.

During the past 10 years the Company has aggressively pursued a program to improve product quality, reduce product liability claims and losses, and to more aggressively litigate product liability cases. This program has continued through 2003 and has resulted in reductions in product liability claims and litigated product liability cases. In addition, the Company has active safety programs to improve plant safety and control Workers Compensation losses. Management does not anticipate that any related settlement, after consideration of the existing reserves for claims and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

INFLATION AND FUTURE CHANGE IN PRICES

Inflation rates had a significant impact on the results of operations for 2003 when compared to 2002. Virco incurred a significant increase in steel prices toward the end of 2002. These higher prices remained in effect throughout 2003, causing the material portion of cost of sales to increase during the year.

For 2004, the Company anticipates upward pressure on costs, particularly in the areas of certain raw materials, transportation, energy and employee benefits. In 2002, President Bush announced that he would impose tariffs of up to 30% on imports of selected steel products pursuant to Section 201 of the Trade Act of 1974. During the second half of 2002, the Company incurred higher costs related to steel prices. During 2003, steel prices remained relatively stable, but at the higher levels incurred in the later half of 2002. During the beginning of 2004, Virco has incurred significant disruption in the supply of steel in addition to markedly higher prices. Very significant purchases of steel by China, of both finished product and raw materials to produce steel, have impacted the market for steel. In addition, a fire in one of the largest coal mines in the United States disrupted the supply of domestic steel. Increased prices for steel could cost as much as $7-8 million for 2004. There is pressure on raw material costs that are affected by the price of oil, especially plastics. Transportation costs are also expected to be adversely affected by increased oil prices, in the form of increased operation costs for our fleet, and surcharges on freight paid to third-party carriers. Virco expects to incur increased pressure on employee benefit costs. Virco has aggressively addressed these costs by reducing headcount, freezing certain pension benefits, passing on a portion of increased medical costs to employees, and hiring temporary workers who are not eligible for benefit programs.

To counter the impact of increased costs, the Company has raised the list prices for Virco products. As a significant portion of Virco's business is obtained through competitive bids, the Company is carefully considering the increased material cost in addition to increased transportation costs as part of the bidding process. Total material costs for 2004, as a percentage of sales, could be higher than in 2003. However, no assurance can be given that the Company will experience stable, modest or substantial increases in prices in 2004. The Company is working to control and reduce costs by improving production and distribution methodologies, investigating new packaging and shipping materials, and searching for new sources of purchased components and raw materials.

The Company uses the LIFO method of accounting for the material component of inventory. Under this method, the cost of products sold as reported in the financial statements approximates current cost, and reduces the distortion in reported income due to increasing costs. Depreciation expense represents an allocation of historic acquisition costs and is less than if based on the current cost of productive capacity consumed. In 2003, 2002 and 2001, the Company significantly reduced its expenditures for capital assets, but in the previous three fiscal years (1998, 1999, and 2000) the Company made the significant fixed asset acquisitions described above. The assets acquired result in higher depreciation charges, but due to technological advances should result in operating cost savings and improved product quality. In addition, some depreciation charges will be offset by a reduction in lease expense.

The Company is also subject to interest rate risk related to its $25,333,000 of borrowings as of January 31, 2004, and any seasonal borrowings used to finance additional inventory and receivables. Fluctuating interest rates may adversely affect the Company's results of operations and cash flows related to its variable-rate bank borrowings. Accordingly, a 100 basis point upward fluctuation in the lender's base rate would cause the Company to incur additional interest charges of approximately $404,000 for the 12 months ended January 31, 2004. The Company would have benefited from a similar interest savings if the base rate were to have fluctuated downward by a like amount.

*In February 2004, the Company entered into an interest rate swap agreement with Wells Fargo Bank to reduce exposure due to changes in interest rates. The ini*tial notional swap amount is $6,000,000 for the period February 1, 2004, through January 31, 2007. Under this agreement, interest is payable monthly at 6.32% for a term of three years.

FINANCIAL STRATEGY

Virco's financial strategy is to continue to strive to increase levels of profitability by targeting specific profitable market segments and customers. The Company has organized its sales force, developed products, and acquired production and distribution facilities for the specific needs of these customers. During the fiscal years 1998, 1999, and 2000, the Company made significant capital expenditures to support future sales growth in these targeted markets. For the next several years, the Company intends to increase sales to these markets, and to service these sales without making further significant investments in facilities or working capital.

ACCOUNTING PRONOUNCEMENTS

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. SFAS No. 143 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS No. 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS No. 112, "Employer's Accounting for Postemployment Benefits," and asset impairments governed by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 146 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. FIN 45 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity ("VIE") by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. FIN 46 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. SFAS No. 149 was adopted by the Company on July 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In December 2003 the FASB issued SFAS No. 132 (Revised), "Employer's Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132 (Revised) retained disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS No. 132 (Revised) did not have a material impact on the Company's financial position or results of operations.

Five Year Summary of Selected Financial Data

In thousands, except per share data	2003	2002	2001	2000	1999
Summary of Operations					
Net sales [4][5]	$ **191,852**	$ 244,355	$ 257,462	$ 287,342	$ 268,079
Net (loss) income before cumulative effect of change in accounting principle	$ **(21,961)**	$ 282	$ 246	$ 4,313	$ 10,166
Cumulative effect of change in accounting principle, net of $191 tax benefit [5]		–	–	(297)	–
Net (loss) income	$ **(21,961)**	$ 282	$ 246	$ 4,016	$ 10,166
Per share data					
(Loss) income before cumulative effect of change in accounting principle [1]					
Basic	$ **(1.68)**	$ 0.02	$ 0.02	$ 0.31	$ 0.74
Assuming dilution	**(1.68)**	0.02	0.02	0.31	0.72
Cumulative effect of change in accounting principle [1]					
Basic	–	–	–	(0.02)	–
Assuming dilution	–	–	–	(0.02)	–
Net (loss) income [1]					
Basic	**(1.68)**	0.02	0.02	0.29	0.74
Assuming dilution	**(1.68)**	0.02	0.02	0.29	0.72
Pro forma amounts assuming the accounting change is applied retroactively					
Net (loss) income [5]	$ **(21,961)**	$ 282	$ 246	$ 4,313	$ 10,186
Per share data					
Net (loss) income					
Basic	**(1.68)**	0.02	0.02	0.31	0.73
Assuming dilution	**(1.68)**	0.02	0.02	0.31	0.72
Dividends declared per share, adjusted for 10% stock dividend					
Cash dividends	$ **0.04**	$ 0.08	$ 0.07	$ 0.06	$ 0.06
Other Financial Data					
Total assets	$ **126,268**	$ 154,796	$ 161,372	$ 199,549	$ 190,863
Working capital	$ **25,404**	$ 38,748	$ 34,464	$ 43,173	$ 51,423
Current ratio	**2.0/1**	2.4/1	2.2/1	1.9/1	2.3/1
Total long-term obligations	$ **37,934**	$ 44,702	$ 43,154	$ 59,608	$ 58,526
Stockholders' equity	$ **62,352**	$ 82,774	$ 90,223	$ 94,141	$ 93,834
Shares outstanding at year-end [3]	**13,096**	13,111	13,445	13,652	13,750
Stockholders' equity per share [2]	$ **4.76**	$ 6.31	$ 6.71	$ 6.90	$ 6.82

(1) Based on average number of shares outstanding each year after giving retroactive effect for stock dividends and 3 for 2 stock split.

(2) Based on number of shares outstanding at year-end after giving effect for stock dividends and 3 for 2 stock split.

(3) Adjusted for stock dividends and 3 for 2 stock split.

(4) The prior period statements of operations contain certain reclassifications to conform to the presentation required by EITF No. 00-10, "Accounting for Shipping and Handling Fees and Costs," which the Company adopted during the fourth quarter of the year ended January 31, 2001.

(5) During the fourth quarter of 2000, the Company changed its method of accounting for revenue recognition in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." Pursuant to Financial Accounting Standards Board Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," effective February 1, 2000, the Company recorded the cumulative effect of the accounting change.

Report of Independent Auditors

Virco Mfg. Corporation

We have audited the accompanying consolidated balance sheets of Virco Mfg. Corporation as of January 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Virco Mfg. Corporation at January 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Los Angeles, California
March 12, 2004

Consolidated Balance Sheets

In thousands, except per share data	January 31 2004	2003
Assets		
Current assets:		
Cash	$ 2,059	$ 1,639
Trade accounts receivable (less allowance for doubtful accounts of $225 in 2003 and 2002)	17,333	17,178
Income taxes receivable	1,423	–
Other receivables	138	223
Inventories:		
Finished goods	10,470	16,510
Work in process	11,141	18,233
Raw materials and supplies	6,860	8,296
	28,471	43,039
Prepaid expenses and other current assets	1,962	1,495
Deferred income taxes	–	2,494
Total current assets	51,386	66,068
Property, plant and equipment:		
Land and land improvements	3,287	3,626
Buildings and building improvements	49,548	50,311
Machinery and equipment	103,185	101,648
Leasehold improvements	1,251	1,278
	157,271	156,863
Less accumulated depreciation and amortization	93,913	83,827
Net property, plant and equipment	63,358	73,036
Goodwill and other intangible assets	2,350	2,200
Other assets	9,174	13,492
Total assets	$ 126,268	$ 154,796

Consolidated Balance Sheets (continued)

In thousands, except per share data	January 31 2004	January 31 2003
Liabilities and stockholders' equity		
Current liabilities:		
Checks released but not yet cleared bank	$ 2,702	$ 2,506
Accounts payable	9,513	8,395
Income tax payable	–	3,538
Accrued compensation and employee benefits	5,636	7,109
Current portion of long-term debt	3,138	1,087
Other accrued liabilities	4,993	4,685
Total current liabilities	25,982	27,320
Noncurrent liabilities:		
Accrued self-insurance retention and other	4,053	2,936
Accrued pension expenses	11,686	13,763
Long-term debt, less current portion	22,195	27,905
Deferred tax liabilities	–	98
Total noncurrent liabilities	37,934	44,702
Commitments and contingencies		
Stockholders' equity:		
Preferred stock:		
Authorized 3,000,000 shares, $.01 par value; none issued or outstanding	–	–
Common stock:		
Authorized 25,000,000 shares, $.01 par value; issued 14,583,331 shares in 2003 and 14,527,074 shares in 2002	146	145
Additional paid-in capital	127,133	126,284
Retained deficit	(41,412)	(18,927)
Less treasury stock at cost (1,487,530 shares in 2003 and 1,416,472 shares in 2002)	(19,271)	(18,634)
Less accumulated comprehensive loss	(4,244)	(6,094)
Total stockholders' equity	62,352	82,774
Total liabilities and stockholders' equity	$ 126,268	$ 154,796

See accompanying notes.

Consolidated Statements of Operations

In thousands, except per share data	Year ended January 31 2004	2003	2002
Net sales	$ 191,852	$ 244,355	$ 257,462
Costs of goods sold	137,420	160,652	172,453
Gross profit	54,432	83,703	85,009
Selling, general and administrative expenses	70,593	79,721	79,926
Separation costs	13,920	–	–
Interest expense	2,054	3,410	4,561
(Gain) loss on sale of assets	(5,497)	149	86
(Loss) income before income taxes	(26,638)	423	436
Provision for income taxes	(4,677)	141	190
Net (loss) income	$ (21,961)	$ 282	$ 246
Net (loss) income per common share			
- basic	$ (1.68)	$ 0.02	$ 0.02
- assuming dilution	(1.68)	0.02	0.02
Weighted average shares outstanding:			
- basic	13,106	13,344	13,485
- assuming dilution	13,106	13,458	13,675

See accompanying notes.

Consolidated Statements of Stockholders' Equity

In thousands, except per share data	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings (Deficit)	Comprehensive Income(Loss)	Treasury Stock	ESOP Trust	Accumulated Comprehensive Loss	Total
Balance at January 31, 2001	11,282,987	$ 120	$ 97,656	$ 10,645	$ –	$ (12,009)	$ (696)	$ (1,575)	$ 94,141
Net income	–	–	–	246	246	–	–	–	246
Minimum pension liability, net of tax	–	–	–	–	(1,329)	–	–	(1,329)	(1,329)
Derivative instrument, net of tax	–	–	–	–	(662)	–	–	(662)	(662)
Comprehensive loss, net of tax	–	–	–	–	(1,745)	–	–	–	–
Unearned ESOP shares	–	–	–	–	–	–	696	–	696
Stock issued under option plans	13,847	–	30	–	–	–	–	–	30
Stock dividend (10%)	1,120,268	12	11,952	(11,952)	–	–	–	–	12
Cash dividends	–	–	–	(945)	–	–	–	–	(945)
Purchase of treasury stock	(194,055)	–	–	–	–	(1,966)	–	–	(1,966)
Balance at January 31, 2002	12,223,047	132	109,638	(2,006)	–	(13,975)	–	(3,566)	90,223
Net income	–	–	–	282	282	–	–	–	282
Minimum pension liability, net of tax	–	–	–	–	(3,072)	–	–	(3,072)	(3,072)
Derivative Instrument, net of tax	–	–	–	–	544	–	–	544	544
Comprehensive loss, net of tax	–	–	–	–	(2,246)	–	–	–	–
Stock issued under option plans	147,004	1	469	–	–	–	–	–	470
Stock dividend (10%)	1,212,671	12	16,177	(16,189)	–	–	–	–	–
Cash dividends	–	–	–	(1,014)	–	–	–	–	(1,014)
Purchase of treasury stock	(472,120)	–	–	–	–	(4,659)	–	–	(4,659)
Balance at January 31, 2003	13,110,602	145	126,284	(18,927)	–	(18,634)	–	(6,094)	82,774
Net loss	–	–	–	**(21,961)**	**(21,961)**	–	–	–	**(21,961)**
Minimum pension liability	–	–	–	–	**1,732**	–	–	**1,732**	**1,732**
Derivative Instrument	–	–	–	–	**118**	–	–	**118**	**118**
Comprehensive loss	–	–	–	–	**(20,111)**	–	–	–	–
Stock issued under option plans and tax benefits	**56,257**	**1**	**849**	–	–	–	–	–	**850**
Cash dividends	–	–	–	**(524)**	–	–	–	–	**(524)**
Purchase of treasury stock	**(71,058)**	–	–	–	–	**(637)**	–	–	**(637)**
Balance at January 31, 2004	**13,095,801**	**$ 146**	**$ 127,133**	**$ (41,412)**	**$ –**	**$ (19,271)**	**$ –**	**$ (4,244)**	**$ 62,352**

See accompanying notes.

Consolidated Statements of Cash Flows

In thousands, except per share data	Year ended January 31 2004	2003	2002
Operating activities			
Net (loss) income	$ (21,961)	$ 282	$ 246
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	11,605	13,659	15,813
Provision for doubtful accounts	36	267	288
(Gain) loss on sale of property, plant and equipment	(5,497)	149	86
Deferred income taxes	674	555	(1,722)
Changes in assets and liabilities:			
Trade accounts receivable	(191)	4,156	5,020
Other receivables	85	(48)	411
Inventories	14,568	(4,356)	19,356
Income taxes	(4,461)	2,256	3,790
Prepaid expenses and other current assets	(467)	(560)	215
Accounts payable and accrued liabilities	5,231	(4,443)	(8,230)
Other	(120)	128	(236)
Net cash (used in) provided by operating activities	(498)	12,045	35,037
Investing activities			
Capital expenditures	(2,236)	(3,532)	(5,229)
Proceeds from sale of property, plant and equipment	5,806	93	570
Net investment in life insurance	1,622	(109)	1,385
Acquisition of business	–	(4,550)	–
Net cash provided by (used in) investing activities	5,192	(8,098)	(3,274)
Financing activities			
Dividends paid	(524)	(1,014)	(945)
Issuance of long-term debt	2,051	4,240	–
Repayment of long-term debt	(5,514)	(3,049)	(28,237)
Proceeds from issuance of common stock	153	178	30
Purchase of treasury stock	(440)	(4,367)	(1,954)
ESOP loan	–	–	696
Net cash used in financing activities	(4,274)	(4,012)	(30,410)
Net increase (decrease) in cash	420	(65)	1,353
Cash at beginning of year	1,639	1,704	351
Cash at end of year	$ 2,059	$ 1,639	$ 1,704
Supplemental disclosures of cash flow information			
Cash paid (received) during the year for:			
Interest, net of amounts capitalized	$ 2,183	$ 3,513	$ 4,805
Income tax, net	1,421	(2,495)	(1,935)

See accompanying notes.

1. Summary of Significant Accounting Policies

Business

Virco Mfg. Corporation, which operates in one business segment, is engaged in the design, production and distribution of quality furniture for the commercial and education markets. Over 50 years of manufacturing has resulted in a wide product assortment. Major products include mobile tables, mobile storage equipment, desks, computer furniture, chairs, activity tables, folding chairs and folding tables. The Company manufactures its products in Torrance, California, and Conway, Arkansas, for sale primarily in the United States.

Principles of Consolidation

The consolidated financial statements include the accounts of Virco Mfg. Corporation and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to the 2002 and 2001 information to conform to the 2003 presentation.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company purchases insurance on receivables from commercial sales to minimize the Company's credit risk. The Company does not typically obtain collateral to secure credit risk. A substantial percentage of the Company's receivables comes from low-risk government entities. No customers exceeded 10% of the Company's sales for each of the three years in the period ended January 31, 2004. Foreign sales were less than 5% for each of the three years in the period ended January 31, 2004.

Derivatives

The Company uses derivative financial instruments to reduce interest rate risks. The Company does not hold or issue derivative financial instruments for trading purposes. All derivatives are recognized as either assets or liabilities in the statement of financial condition and are measured at fair value. At January 31, 2004, the Company has no derivative instruments; however, see Note 3 for swap agreement entered into subsequent to January 31, 2004.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method of valuation for the material content of inventories and the first-in, first-out (FIFO) method for labor and overhead.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization is computed on the straight-line method for financial reporting purposes based upon the following estimated useful lives:

Land improvements	5 to 25 years
Buildings and building improvements	5 to 40 years
Machinery and equipment	3 to 10 years
Leasehold improvements	Life of lease

Certain assets are depreciated under accelerated methods for income tax purposes.

Interest costs, amounting to $13,000, $38,000 and $55,000 for the years ended January 31, 2004, 2003 and 2002, respectively, have been capitalized as part of the acquisition cost of property, plant and equipment.

The Company capitalizes costs associated with software purchased or developed for its own use. Such costs are amortized over three to seven years from the date the software becomes operational. The net book value of capitalized software, included in machinery and equipment, was $3,118,000 and $5,149,000 at January 31, 2004 and 2003, respectively.

Impairment of Long-Lived Assets

An impairment loss is recognized in the event facts and circumstances indicate the carrying amount of an asset may not be recoverable, and an estimate of future undiscounted cash flows is less than the carrying amount of the asset. Impairment is recorded based on the excess of the carrying amount of the impaired asset over the fair value. Generally, fair value represents the Company's expected future cash flows from the use of an asset or group of assets, discounted at a rate commensurate with the risks involved.

Net (Loss) Income Per Share

Basic net (loss) income per share is calculated by dividing net (loss) income by the weighted-average number of common shares outstanding. Diluted net income per share is calculated by dividing net income by the weighted-average number of common shares outstanding plus the dilution effect of convertible securities. The following table sets forth the computation of basic and diluted earnings per share:

	2003	2002	2001
Numerator:			
Net (loss) income	$ (21,961,000)	$ 282,000	$ 246,000
Denominator:			
Denominator for basic (loss) earnings per share - weighted-average shares	13,106,000	13,344,000	13,485,000
Dilutive potential common shares	–	114,000	190,000
Denominator for diluted earnings per share - adjusted weighted-average shares and assumed conversions	13,106,000	13,458,000	13,675,000
Basic earnings per share:			
Net (loss) income	$ (1.68)	$ .02	$ .02
Diluted earnings per share:			
Net (loss) income	$ (1.68)	$ .02	$ .02

All per share and weighted-average share amounts have been restated to reflect stock dividends and stock splits previously declared. For the period ended January 31, 2004, options to purchase approximately 20,000 shares of common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

Goodwill and Intangible Assets

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective for any business combination completed subsequent to June 30, 2001, and SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Under SFAS No. 142, goodwill and intangible assets deemed to have an indefinite life will no longer be amortized and will be subjected to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. The adoption of SFAS No. 142 did not have a material effect on the Company's financial position, results of operations or cash flows as prior to April 2002 the Company did not have any recorded goodwill or any indefinite lived or finite lived intangible assets, other than deferred pension assets (see Note 11). At January 31, 2004, goodwill totaled $2,200,000 and was subject to annual tests for impairment on that date.

Environmental Costs

Costs incurred to investigate and remediate environmental waste are expensed as incurred, unless the remediation extends the useful life of the assets employed at the site. Remediation costs that extend the useful life of assets are capitalized and amortized over the useful life of the assets.

Advertising Costs

Advertising costs are expensed in the period in which they occur. Selling, general and administrative expenses include advertising costs of $2,757,000 in 2003, $2,921,000 in 2002 and $4,237,000 in 2001.

Product Warranty Expense

The Company provides for a product warranty on most of the products. It generally provides that customers can return a defective product during the specified warranty period following purchase in exchange for a replacement product or repair at no cost to the consumer. The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The Company recorded reserves of $1,751,000 and $900,000 as of January 31, 2004 and 2003, respectively.

Self-Insurance

The Company has a self-insured retention for workers' compensation, automobile and general and product liability claims. Actuaries assist the Company in determining its liability for the self-insured component of claims, which have been discounted to their net present value.

Stock-Based Compensation Plans

The Company uses the "intrinsic value based" method for accounting for stock options as prescribed by Accounting Principles Board No. 25. The Company provides pro forma disclosures as if the fair value method had been applied in accordance with SFAS No. 123 and SFAS No. 148. SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rates of 4.11% to 6.26%; dividend yield of 0.00% to 0.98%; volatility factor of the expected market price of the Company's common stock of 0.26 to 0.42; and a weighted-average expected life of the option of five years.

The estimated fair value of the options is amortized to expense over the options' vesting period for pro forma disclosures. The per share "pro forma" for the effects of SFAS No. 123, as amended by SFAS 148, is not indicative of the effects on reported net income (loss) income for future years. The Company's "reported" and "pro forma" information is are as follows:

	Year Ended January 31		
In thousands, except per share data	2004	2003	2002
Net (loss) income, as reported	$ (21,961)	$ 282	$ 246
Deduct: Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax effects	(58)	(41)	(42)
Pro forma net (loss) income	$ (22,019)	$ 241	$ 204
Basic earnings per share:			
Net (loss) income, as reported	$ (1.68)	$ .02	$ .02
Net (loss) income, pro forma	(1.68)	.02	.02
Diluted earnings per share:			
Net (loss) income, as reported	$ (1.68)	$ .02	$ .02
Net (loss) income, pro forma	(1.68)	.02	.01

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes all sales when title passes under its various shipping terms and when collectability is reasonably assured.

In 2002, the Company purchased certain assets of Furniture Focus, a company which sells complete educational furniture packages to schools. For package orders, the Company records revenue upon completion and delivery of the project. The Company reports sales as net of sales returns and allowances.

Shipping and Handling Fees

Shipping and handling fees are included as revenue in net sales. Costs related to shipping and handling are included in operating expenses. For the years ended January 31, 2004, 2003 and 2002, shipping and handling costs of approximately $34,443,000, $27,590,000 and $27,491,000, respectively, were included in selling, general and administrative expenses.

Fiscal Year End

Fiscal years 2003, 2002 and 2001, refer to the years ended January 31, 2004, 2003 and 2002, respectively.

Future Accounting Requirements

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time the obligations are incurred. Upon initial recognition of a liability, that cost should be capitalized as part of the related long-lived asset and allocated to expense over the estimated useful life of the asset. SFAS No. 143 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 addresses the financial accounting and reporting for certain costs associated with exit or disposal activities, including restructuring actions. SFAS No. 146 excludes from its scope severance benefits that are subject to an on-going benefit arrangement governed by SFAS No. 112, "Employer's Accounting for Postemployment Benefits," and asset impairments governed by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 146 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to a guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements. FIN 45 was adopted by the Company on February 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," ("FIN 46"). FIN 46 introduces a new consolidation model, the variable interests model, which determines control (and consolidation) based on potential variability in gains and losses of the entity being evaluated for consolidation. The requirements for FIN 46, including its disclosures, apply immediately. FIN 46 provides guidance for determining whether an entity qualifies as a variable interest entity ("VIE") by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. If the entity does not qualify as a VIE, then the consolidation criteria is based on previously established accounting standards. Qualifying VIEs are covered by FIN 46 and are individually evaluated for consolidation based on their variable interests. FIN 46 requires consideration and estimates of a significant number of possible future outcomes of the VIE as well as the probability of each outcome occurring. Based on the allocation of possible outcomes, a calculation is performed to determine which party, if any, has a majority of potential negative outcomes (expected losses) or a majority of the potential positive outcomes (expected residual returns), with an emphasis on negative outcomes. That party, if any, is the primary beneficiary and is required to consolidate the VIE. FIN 46 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003. SFAS No. 149 was adopted by the Company on July 1, 2003, and did not have a material impact on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company and did not have a material impact on the Company's financial position or results of operations.

In December 2003 the FASB issued SFAS No. 132 (Revised), "Employer's Disclosure about Pensions and Other Postretirement Benefits." SFAS No. 132 (Revised) retained disclosure requirements of the original SFAS No. 132 and requires additional disclosures relating to assets, obligations, cash flows, and net periodic benefit cost. SFAS No. 132 (Revised) is effective for fiscal years ending after December 15, 2003, except that certain disclosures are effective for fiscal years ending after June 15, 2004. Interim period disclosures are effective for interim periods beginning after December 15, 2003. The adoption of the disclosure provisions of SFAS No. 132 (Revised) did not have a material impact on the Company's financial position or results of operations.

2. Inventories

The current material cost for inventories exceeded LIFO cost by \$4,042,000 and \$3,519,000 at January 31, 2004 and 2003, respectively. Liquidation of prior year LIFO layers due to a reduction in certain inventories increased (decreased) income by \$771,000, \$(423,000) and \$(825,000) in the years ended January 31, 2004, 2003 and 2002, respectively.

Details of inventory amounts, including the material portion of inventory which is valued at LIFO, at January 31, 2004 and 2003, are as follows (in thousands):

	January 31, 2004			
	Material Content at FIFO	LIFO Reserve	Labor, Overhead and Other	Total
Finished goods	$ **8,399**	$ **(1,493)**	$ **3,565**	$ **10,470**
Work in process	**7,789**	**(1,033)**	**4,384**	**11,141**
Raw materials and supplies	**8,376**	**(1,516)**	**–**	**6,860**
Total	$ **24,564**	$ **(4,042)**	$ **7,949**	$ **28,471**

	January 31, 2003			
	Material Content at FIFO	LIFO Reserve	Labor, Overhead and Other	Total
Finished goods	$ 10,772	$ (981)	$ 6,719	$ 16,510
Work in process	9,822	(1,314)	9,725	18,233
Raw materials and supplies	9,520	(1,224)	–	8,296
Total	$ 30,114	$ (3,519)	$ 16,444	$ 43,039

3. Debt

Outstanding balances (in thousands) for the Company's long-term debt were as follows:

	January 31 2004	January 31 2003
Revolving credit line with Wells Fargo Bank [(a)]	$ 11,629	$ 26,655
Term note with Wells Fargo Bank [(a)]	12,500	–
IRB with the City of Torrance [(b)]	1,055	2,141
Derivative instrument [(a)]	–	196
Other	149	–
	25,333	28,992
Less current portion	3,138	1,087
	$ 22,195	$ 27,905
Outstanding stand-by letters of credit	$ –	$ –

(a) Virco has entered into a revolving credit facility with Wells Fargo Bank, amended and restated January 27, 2004, which provides a term loan of $12,500,000 and a secured revolving line of credit that varies as a percentage of inventory and receivables, up to a maximum of $45,000,000. The term loan is a three-year line amortizing at $521,000 per quarter with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a fluctuating margin of 0.75%, or at LIBOR plus 3.25% at January 31, 2004 (4.375% at January 31, 2004). Under the term loan, the Bank is entitled to require the Company to fix the rate on up to $6 million of debt. Effective February 1, 2004, Virco entered into an interest rate swap agreement with Wells Fargo, that effectively fixed the rate of interest on $6 million for a period of three years at a rate of 6.32%. The revolving line has an 18-month maturity with interest payable monthly at a fluctuating rate equal to the Bank's prime rate plus a margin of 0.50%, or at LIBOR plus 2.75% (3.875 - 4.5% at January 31, 2004). The revolving line also allows the Company the option to borrow under 30- 60- and 90-day fixed term rates at LIBOR plus 2.75%. The revolving line typically provides for advances of 80% on eligible accounts receivable and 20% - 60% on eligible inventory. The advance rates fluctuate depending on the time of the year and the types of assets. The agreement has an unused commitment fee of 0.375%. Approximately $7,900,000 was available for borrowing as of January 31, 2004.

The revolving credit facility with Wells Fargo Bank is subject to various financial covenants including a liquidity requirement, a leverage requirement, a cash flow coverage requirement and profitability requirements. The agreement also places certain restrictions on capital expenditures, new operating leases, dividends and the repurchase of the Company's common stock. The revolving credit facility is secured by the Company's accounts receivable, inventory, equipment and property. The Company is in compliance with its covenants at January 31, 2004.

The $11,629,000 due under Wells Fargo Bank's line of credit will be payable on August 1, 2005, if the agreement is not renewed. The Company intends to renew the agreement.

On February 22, 2000, the Company entered into an interest rate swap agreement with Wells Fargo Bank. The initial notional swap amount was $30,000,000 for the period February 22, 2000 through February 28, 2001. The notional swap amount decreased to $20,000,000 until its expiration on March 3, 2003. The swap agreement was in consideration for a fixed rate at 7.23% plus a fluctuating margin of 1.50% to 2.50%. The swap agreement expired on March 1, 2003.

(b) 10-year $8,900,000 IRB issued through the City of Torrance. This 5.994% fixed interest rate bond is payable in monthly installments of $99,000, including interest, through December 2004.

Long-term debt repayments are approximately as follows (in thousands):

Year ending January 31	
2005	$ 3,138
2006	13,735
2007	8,355
2008	22
2009	22
Thereafter	61
	$ 25,333

The Company believes that the carrying value of debt under the Wells Fargo credit facility approximates fair value at January 31, 2004 and 2003, as the majority of the long-term debt bears interest at variable rates or is fixed for periods equal to or less than 90 days. The carrying value of other debt instruments approximates their fair value given the Company's incremental borrowing rate for similar types of financing arrangements.

4. Retirement Plans

Virco Mfg. Corporation maintains three defined benefit pension plans, the Virco Employees Retirement Plan, the VIP Retirement Plan, and the Non-Employee Directors Retirement Plan. Three significant events occurred during the fiscal year ended January 31, 2004. First, approximately 40% of Virco's employees severed their employment with Virco during the year. The majority of these employees accepted a voluntary severance package. This severance was treated a Plan curtailment. Second, a significant number of employees that severed their employment elected a lump sum benefit. During 2003 the pension trust disbursed approximately $6.3 million to severed employees. These distributions were accounted for as a Plan settlement. Finally, effective December 31, 2003, Virco froze all future benefit accruals under the Plans. Employees can continue to vest under the benefits earned to date, but no covered participants will earn additional benefits under the Plan freeze. The annual measurement date for the Plans is December 31. As a result of these activities, Virco incurred additional pension expense of approximately $1,250,000 related to the Plan curtailment, additional pension expense of approximately $1,540,000 related to the Plan settlement, and additional pension expense of approximately $40,000 related to the Plan freeze. As a result of the Plan freeze, the projected benefit obligation decreased by approximately $7,500,000. Accounting policy regarding pensions requires management to make complex and subjective estimates and assumptions relating to amounts which are inherently uncertain. Three primary economic assumptions influence the reported values of plan liabilities and pension costs. The Corporation takes the following factors into consideration.

The discount rate represents an estimate of the rate at which retirement plan benefits could effectively be settled. The Corporation obtains data on several reference points when setting the discount rate including current rates of return available on longer term high-grade bonds and changes in rates that have occurred over the past year. This assumption is sensitive to movements in market rates that have occurred since the preceding valuation date, and therefore, is likely to change from year to year.

When setting its rate of compensation increase assumption, the Corporation takes into consideration its recent experience with respect to average rates of compensation increase, compensation survey data relative to average compensation increases that other large corporations have awarded, and compensation increases that other large corporations expect to award over the upcoming year. This assumption is somewhat sensitive to inflation and may change from year to year. Effective December 31, 2003, the Corporation froze future benefit accruals for all three defined benefit plans. As such, the compensation increase assumption impacted the pension expense for the fiscal year ended January 31, 2004, but did not impact the Accumulated Benefit Obligation or Projected Benefit Obligation reported effective January 31, 2004.

The assumed rate of return on plan assets represents an estimate of long-term returns available to investors who hold a mixture of stocks, bonds, and cash equivalent securities. When setting its expected return on plan assets assumption, the Corporation considers long-term rates of return on various asset classes (both historical and forecasted, using data collected from various sources generally regarded as authoritative) in the context of expected long-term average asset allocations for its defined benefit pension plan.

Two of the Corporations defined benefit pension plans (the VIP Plan and the Non-Employee Directors Plan) are executive benefit plans that are not funded and are subject to the Corporation's creditors. Because these Plans are not funded, the assumed rate of return has no impact on pension expense or the funded status of the Plans.

The Corporation maintains a trust and funds the pension obligations for the Virco Mfg. Corporation Employees Pension. The Board of Directors appoints a Retirement Plan Committee that establishes policy for investment and funding strategies. Approximately 85% of the trust assets are managed by investment advisors with the balance managed by the Retirement Plan Committee. The Committee has established target asset allocations to its investment advisors, who invest the trust assets in a variety of institutional collective trust funds. The long-term asset allocation target provided to the investment advisors is 85% stock and 15% bond, with maximum allocations of 80% large cap stocks, 30% small cap stocks, and 30% international stock. Virco has established a custom benchmark derived from a variety of stock and bond indices that are weighted to approximate the asset allocation provided to the investment advisors. The investment advisors performance is compared to the custom index as part of the evaluation of the investment advisors performance. The Committee receives monthly reports from the investment advisors and meets periodically with them to discuss investment performance. At December 31, 2003, approximately 10% of the Plans assets were invested in bond or short-term investment funds and the balance in equity funds or investments. The Trust does not hold any Virco Stock. It is the Company's policy to contribute adequate funds to the Trust accounts to cover benefit payments under the VIP and Non-Employee Director Plans and to maintain the funded status of the Virco Mfg. Corporation Employees Pension at a minimum of 90% of the current liability as determined by the Plan actuaries. It is anticipated that the Company will be required to contribute approximately $1 million to the Plans during the fiscal year ending January 31, 2005.

Qualified Pension Plan

The Company and its subsidiaries cover all employees under a noncontributory defined benefit retirement plan, the Virco Employees' Retirement Plan (the Plan). Benefits under the Plan are based on years of service and career average earnings. The Company's general funding policy is to contribute enough to maintain a funded status of at least 90% of the current liability as determined by the Plan actuaries. Minimum pension liability adjustments for the years 2003, 2002 and 2001 were $5,635,000, $3,072,000 and $1,329,000, respectively (net of taxes of $0, $2,005,000 and $850,000, respectively), and are included in comprehensive loss. Assets of the Plan are invested in common trust funds.

The following table sets forth (in thousands) the funded status of the Plan at December 31, 2003 and 2002:

	Pension Benefits	
	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ 28,787	$ 21,163
Service cost	1,384	1,437
Interest cost	1,706	1,684
Plan amendments	611	503
Settlement and curtailment	(5,062)	–
Actuarial loss	526	4,520
Benefit paid	(6,312)	(520)
Benefit obligation at end of year	$ 21,640	$ 28,787
Change in plan assets		
Fair value at beginning of year	$ 17,074	$ 8,808
Actual return on plan assets	4,179	(1,696)
Company contributions	1,535	10,482
Benefits paid	(6,312)	(520)
Fair value at end of year	$ 16,476	$ 17,074
Funded status of plan	$ (5,164)	$ (11,713)
Unrecognized net transition amount	(126)	(184)
Unrecognized prior service cost	2,842	4,333
Unrecognized net actuarial loss	4,370	14,700
Net amount recognized	$ 1,922	$ 7,136
Statements of financial position		
Accrued benefit liability	$ (5,163)	$ (7,077)
Intangible asset	2,841	4,333
Accumulated other comprehensive income	4,244	9,880
Net amount recognized	$ 1,922	$ 7,136
Supplementary Data		
Projected benefit obligation	$ 21,640	$ 28,787
Accumulated benefit obligation	21,640	24,150
Fair value of plan assets	16,476	17,074
Weighted average assumptions		
Discount rate	6.50%	6.50%
Expected return on plan assets	6.50%	6.50%
Rate of compensation increase	5.00%	5.00%

The total pension expense for the Plan (in thousands) included the following components:

	December 31		
	2003	2002	2001
Components of net cost			
Service cost	$ 1,384	$ 1,437	$ 1,017
Interest cost	1,864	1,684	1,515
Expected return on plan assets	(1,175)	(820)	(821)
Amortization of transition amount	(42)	(42)	(42)
Amortization of prior service cos	562	601	562
Recognized net actuarial loss	1,078	1,039	398
Settlement and curtailment	3,077	–	–
Benefit cost	$ 6,748	$ 3,899	$ 2,629
Additional Information			
Increase in minimum liability included in other comprehensive income	$ 4,244	$ 9,880	$ 4,802

VIP Retirement Plan

The Company also provides a supplementary retirement plan for certain key employees, the VIP Retirement Plan (VIP Plan). The VIP Plan provides a benefit up to 50% of average compensation for the last five years in the VIP Plan, offset by benefits earned under the Virco Employees' Retirement Plan. The VIP Plan benefits are secured by a life insurance program. The cash surrender values of the policies securing the VIP Plan were $2,691,000 and $2,419,000 at January 31, 2004 and 2003, respectively. These cash surrender values are included in other assets in the consolidated balance sheets.

The Company maintains a Rabbi Trust to hold assets related to the VIP Retirement Plan, the Dual Option Life Insurance Plan, and the Deferred Compensation Plan. Substantially all assets securing these Plans are held in the Rabbi Trust.

The following table sets forth (in thousands) the funded status of the VIP Plan at December 31, 2003 and 2002:

	Nonqualified VIP Pension	
	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ **7,756**	$ 4,821
Service cost	**801**	820
Interest cost	**489**	431
Plan amendments	**(610)**	(503)
Settlement and curtailment	**(3,442)**	–
Actuarial loss	**524**	2,453
Benefit paid	**(264)**	(266)
Benefit obligation at end of year	$ **5,254**	$ 7,756
Change in plan assets		
Company contributions	$ **264**	$ 266
Benefits paid	**(264)**	(266)
Fair value at end of year	$ **–**	$ –
Funded status of plan	$ **(5,254)**	$ (7,756)
Unrecognized prior service cost	**(2,968)**	(3,121)
Unrecognized net actuarial loss	**1,489**	4,816
Accrued benefit cost	$ **(6,733)**	$ (6,061)
Statements of financial position		
Accrued benefit liability	$ **(6,733)**	$ (6,061)
Net amount recognized	$ **(6,733)**	$ (6,061)
Supplementary Data		
Projected benefit obligation	$ **5,254**	$ 7,756
Accumulated benefit obligation	**5,254**	4,407
Fair value of plan assets	**–**	–
Weighted average assumptions		
Discount rate	**6.50%**	6.50%
Rate of compensation increase	**5.00%**	5.00%

The total plan expense for the VIP Retirement Plan included the following components (in thousands):

	December 31		
	2003	2002	2001
Components of net cost			
Service cost	$ **801**	$ 820	$ 490
Interest cost	**489**	431	323
Amortization of prior service cost	**(499)**	(417)	(366)
Recognized net actuarial loss	**409**	355	193
Settlement and curtailment	**(264)**	–	–
Benefit cost	$ **936**	$ 1,189	$ 640

Non-Employee Directors Retirement Plan

In April 2001, the Board of Directors established a non-qualified plan for non-employee directors of the Company. The Plan provides a lifetime annual retirement benefit equal to the director's annual retainer fee for the fiscal year in which the director terminates his or her position with the Board, subject to the director providing 10 years of service to the Company. At January 31, 2004, the Plan did not hold any assets.

The following table sets forth (in thousands) the funded status of the Non-Employee Directors Retirement Plan at December 31, 2003:

	Non-Employee Director Pension	
	2003	2002
Change in benefit obligation		
Benefit obligation at beginning of year	$ **554**	$ 485
Service cost	**19**	29
Interest cost	**23**	34
Actuarial (gain)/loss	**(230)**	6
Benefit obligation at end of year	$ **366**	$ 554
Change in plan assets		
Fair value of plan assets at inception and end of year	$ **–**	$ –
Funded status of plan	$ **(366)**	$ (554)
Unrecognized prior service cost	**198**	286
Unrecognized net actuarial (gain)/loss	**(237)**	(30)
Net amount recognized	$ **(405)**	$ (298)
Statements of financial position		
Accrued benefit liability	$ **(405)**	$ (554)
Intangible asset	**–**	256
Net amount recognized	$ **(405)**	$ (298)
Weighted average assumptions		
Discount rate	**6.50%**	6.50%
Rate of compensation increase	**5.00%**	5.00%

The total plan expense for the Non-Employee Directors Retirement Plan included the following components (in thousands):

	December 31		
	2003	2002	2001
Components of net cost			
Service cost	$ **19**	$ 29	$ 24
Interest cost	**23**	34	36
Actuarial gain	**(23)**	–	–
Amortization of prior year service cost	**88**	88	88
Benefit Cost	$ **107**	$ 151	$ 148

401(k) Retirement Plan

The Company's retirement plan, which covers all U.S. employees, allows participants to defer from 1% to 15% of their eligible compensation through a 401(k) retirement program. Through December 31, 2001, the Plan included an employee stock ownership component. The Plan continues to include the Virco Stock Fund as one of the investment options. Shares owned by the Plan are held by the Plan Trustee, Security Trust

Company. At January 31, 2004, the Plan held 496,375 shares of Virco Stock. For the fiscal years ended January 31, 2004, 2003 and 2002, there was no employer match and therefore no compensation cost to the Company.

Life Insurance

The Company provided current and post-retirement life insurance to certain salaried employees with split dollar life insurance policies under the Dual Option Life Insurance Plan. Effective January 2004, the Company terminated this Plan for active employees. Cash surrender values of

these policies, which are included in other assets in the consolidated balance sheets, were $2,633,000 and $3,915,000 at January 31, 2004 and 2003, respectively.

Deferred Compensation Plan

The Company established, effective January 1, 1997, a Deferred Compensation Plan, which allows certain key employees to defer up to a maximum of 90% of their base annual salary and/or up to 90% of their annual bonus on a pretax basis. The total participant deferrals were $1,983,000 and $1,772,000 for the years ended January 31, 2004 and 2003, respectively. The Deferred Compensation Plan is funded with investment funds held in the Rabbi Trust and are included in other assets in the consolidated balance sheets at January 31, 2003. The Deferred Compensation Plan was terminated in December 2003 and all assets were distributed to participants in January 2004.

5. Stock Options and Stockholders' Rights

The Company's two stock plans are the 1997 Employee Incentive Plan (the 1997 Plan) and the 1993 Employee Incentive Stock Plan (the 1993 Plan). Under the Plans, the Company may grant an aggregate of approximately 1,432,000 shares (as adjusted for stock splits and stock dividends) to its employees in the form of stock options. Non-employee directors automatically receive a grant for options to purchase 2,000 shares of common stock on the first business day following each annual meeting of the Company's stockholders.

As of January 31, 2004, 403,319 shares remain available for future grant. Options granted under the Plans have an exercise price equal to the market price at the date of grant, have a maximum term of 10 years and generally become exercisable ratably over a five-year period. During 2003, certain optionees satisfied the exercise price of their options by exchanging shares already owned rather than paying cash. As a result, 19,991 and 29,632 shares were recorded as treasury stock for the years ended January 31, 2004 and 2003, respectively.

A summary of the Company's stock option activity, and related information for the years ended January 31 are as follows:

	2004		2003		2002	
	Options	**Weighted-Average Exercise Price**	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding at beginning of year	481,774	$ 10.82	659,475	$ 9.09	714,679	$ 9.34
Granted	10,000	8.40	13,200	13.59	38,720	8.37
Exercised	(56,257)	6.22	(149,431)	3.15	(16,498)	2.20
Forfeited	(63,136)	12.58	(41,470)	11.68	(77,426)	12.27
Outstanding at end of year	372,381	11.15	481,774	10.82	659,475	9.09
Exercisable at end of year	337,509	$ 11.30	433,280	$ 10.81	578,076	$ 8.96
Weighted-average fair value of options granted during the year		$ 3.53		$ 5.54		$ 3.45

The data included in the above table have been retroactively adjusted, if applicable, for stock dividends and the stock split.

Information regarding stock options outstanding as of January 31, 2004, is as follows:

	Options Outstanding			Options Exercisable	
Price Range	Number of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$ 2.41 to 3.81	8,141	1.40	$ 3.05	8,141	$ 3.05
6.36 to 8.82	96,386	5.26	7.41	71,190	7.10
10.14 to 16.07	267,854	4.81	12.60	258,178	12.57
	372,381			337,509	

The Company has elected to account for its employee stock options under Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," (APB 25) and related interpretations in accounting for employee stock options. No compensation expense is recorded under APB 25 because the exercise price of the Company's employee common stock options equals the market price of the underlying common stock on the grant date.

Stockholder's Rights

On October 15, 1996, the Board of Directors declared a dividend of one preferred stock purchase right (a Right) for each outstanding share of the Company's common stock. Each Right entitles a stockholder to purchase for an exercise price of $50.00 ($20.70, as adjusted for stock splits and stock dividends), subject to adjustment, one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock of the Company, or under certain circumstances, shares of common stock of the Company or a successor company with a market value equal to two times the exercise price. The Rights are not exercisable, and would only become exercisable for all other persons when any person has acquired or commences to acquire a beneficial interest of at least 20% of the Company's outstanding common stock. The Rights expire on October 25, 2006, have no voting privileges, and may be redeemed by the Board of Directors at a price of $.001 per Right at any time prior to the acquisition of a beneficial ownership of 20% of the outstanding common shares. There are 200,000 shares (483,153 shares as adjusted by stock splits and stock dividends) of Series A Junior Participating Cumulative Preferred Stock reserved for issuance upon exercise of the Rights.

6. Provision for Income Taxes

The Company uses the liability method to determine the provision for income taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The provisions for the last three years are reconciled to the statutory federal income tax rate using the liability method as follows:

	January 31		
	2004	2003	2002
Statutory	**34.0%**	34.0%	34.0%
State taxes (net of federal tax)	**3.04**	1.0	4.1
Change in valuation allowance	**(22.73)**	–	–
Nondeductible expenses and other	**3.25**	(1.7)	5.5
	17.56%	33.3%	43.6%

Significant components of the provision for income taxes (in thousands) attributed to income before income taxes and cumulative effect of the accounting change are as follows:

	January 31		
	2004	2003	2002
Current			
Federal	$ **(4,677)**	$ (333)	$ 1,562
State	**–**	(81)	350
	(4,677)	(414)	1,912
Deferred			
Federal	**(6,359)**	469	(1,449)
State	**(1,283)**	86	(273)
	(7,641)	555	(1,722)
Valuation Allowance	**7,641**	–	–
	–	555	(1,722)
	$ **(4,677)**	$ 141	$ 190

Deferred tax assets and liabilities (in thousands) are comprised of the following:

	January 31	
	2004	2003
Deferred tax assets		
Accrued vacation and sick leave	$ **906**	$ 1,209
Retirement plans	**3,986**	3,996
Insurance reserves	**1,626**	1,607
Inventory	**1,320**	574
Net operating loss carryforwards	**4,055**	–
Other	**–**	372
	11,892	7,758
Deferred tax liabilities		
Tax in excess of book depreciation	**(3,476)**	(4,148)
Capitalized software development costs	**(472)**	(1,214)
Other	**(243)**	–
	(4,191)	(5,362)
Valuation allowance	**(7,701)**	–
Net deferred tax asset	$ **0**	$ 2,396

The Company recognized an income tax benefit for an amount equal to the estimated available net operating loss carryback and has recognized no benefit related to the net operating loss carryforwards. The Company has net deferred tax assets of $7,701,000 at January 31, 2004, and has established a valuation allowance of $7,701,000. At January 31, 2004, the Company has net operating loss carryforwards for federal and state income tax purposes, expiring at various dates through 2024 if not utilized. Federal net operating losses that can potentially be carried forward total approximately $9.2 million at January 31, 2004. The Company evaluates the adequacy of valuation allowances against net deferred tax assets on a quarterly basis, and in the event that the Company determines that is more likely than not that we would be able to realize the net deferred tax asset, an additional adjustment to the deferred tax asset valuation allowance would be made to income in the period such determination was made.

7. Commitments

The Company has long-term leases on real property and equipment, which expire at various dates. Certain of the leases contain renewal, purchase options and require payment for property taxes and insurance.

Minimum future lease payments (in thousands) for operating leases in effect as of January 31, 2004, are as follows:

Year ending January 31	
2005	$ 7,502
2006	3,767
2007	3,186
2008	2,108
2009	398
Thereafter	376
	$ 17,337

Rent expense relating to operating leases was as follows (in thousands):

Year ended January 31	
2004	**$ 9,999**
2003	9,969
2002	11,042

The Company leases machinery and equipment from GECC under a 10-year operating lease arrangement. The Company has the option of buying out the leases three to five years into the lease period.

The Company has no minimum future lease-receipts for leases relating to properties owned or subleased as of January 31, 2004.

8. Contingencies

The Company and other furniture manufacturers are subject to federal, state and local laws and regulations relating to the discharge of materials into the environment and the generation, handling, storage, transportation and disposal of waste and hazardous materials. The Company has expended, and may be expected to expend significant amounts for the investigation of environmental conditions, installation of environmental control equipment and remediation of environmental contamination.

The Company is subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior disposal practices or releases of chemical or petroleum substances by the Company or other parties. At January 31, 2004 and 2003, there are no required reserves for such environmental contingencies.

The Company has a self-insured retention for product and general liability losses up to $500,000 per occurrence, workers' compensation liability losses up to $250,000 and automobile liability losses up to $50,000 per occurrence. The Company has purchased insurance to cover losses in excess of the retention up to a limit of $30,000,000. The Company has obtained an actuarial estimate of its total expected future losses for liability claims and recorded the net present value of $4,476,000 at January 31, 2004, based upon the Company's estimated payout period of four years using a 6% discount rate.

Workers' compensation, automobile, general and product liability claims may be asserted in the future for events not currently known by management. Management does not anticipate that any related settlement, after consideration of the existing reserve for claims incurred and potential insurance recovery, would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company and its subsidiaries are defendants in various legal proceedings resulting from operations in the normal course of business. It is the opinion of management that the ultimate outcome of all such matters will not materially affect the Company's financial position, results of operations or cash flows.

9. Warranty

The Company accrues an estimate of its exposure to warranty claims based upon both current and historical product sales data and warranty costs incurred. The majority of the Company's products carry a five-year warranty. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The warranty liability is in accrued liabilities in the accompanying consolidated balance sheet.

Changes in the Company's warranty liability were as follows (in thousands):

	January 31	
	2004	2003
Balance at January 31, 2003	**$ 900**	$ 150
Provision	**1,976**	2,091
Costs incurred	**(1,125)**	(1,341)
Balance at January 31, 2004	**$ 1,751**	$ 900

10. Gain on Sale of Assets and Other Income

In November 2003, the Company completed the sale of its Gardena, California, manufacturing facility, which was held as rental property. The Company received $5,801,000 in cash and recorded a $5,557,000 pre-tax gain on the disposition during the fiscal year ended January 31, 2004.

11. Acquisition of business

In April 2002, the Company entered into an agreement with Dew-El Corporation to purchase Furniture Focus, Inc., an Ohio reseller that offers complete package solutions for the Furniture, Fixtures and Equipment components of bond-funded public school construction projects, primarily in the upper Midwest. In May 2002, the Company paid $2,400,000 in cash for certain assets of the corporation and recorded goodwill of $2,200,000. The goodwill is not expected to be deductible for income tax. In addition, the Company purchased approximately $2,150,000 of accounts receivable. The financial statements for the fiscal 2002 included nine months of Furniture Focus operations. The additional revenue and operating results as a result of this acquisition did not have a significant effect on the Company's financial position, operations or cash flows.

12. Quarterly Results (Unaudited)

The Company's quarterly results for the years ended January 31, 2004 and 2003, are summarized as follows (in thousands, except per share data):

	Apr. 30	Jul. 31	Oct. 31	Jan. 31
Year ended January 31, 2004				
Net sales	**$ 31,180**	**$ 65,861**	**$ 65,802**	**$ 29,009**
Gross profit	**10,411**	**20,966**	**18,865**	**4,190**
Net loss	**(4,013)**	**(8,286)**	**(7,675)**	**(1,987)**
Per common share[(1)]				
Net loss				
Basic	**(0.31)**	**(0.63)**	**(0.59)**	**(0.15)**
Assuming dilution	**(0.31)**	**(0.63)**	**(0.59)**	**(0.15)**
Year ended January 31, 2003				
Net sales	$ 41,168	$ 83,164	$ 85,022	$ 35,001
Gross profit	14,299	30,989	31,217	7,198
Net (loss) income	(2,137)	4,260	3,244	(5,085)
Per common share[(1)]				
Net (loss) income				
Basic	(0.16)	0.32	0.24	(0.39)
Assuming dilution	(0.16)	0.32	0.24	(0.39)

(1) Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and with regard to diluted per common share amounts only, because of the effect of potentially dilutive securities only in the periods in which the effect would have been dilutive.

Annual Meeting

The Annual Meeting of Virco stockholders will be held on Tuesday, June 8, 2004, at 10:00 a.m., at 1701 Sturgis Road, Conway, Arkansas 72032. The record date for this meeting is April 26, 2004. The Proxy Statement and Proxy pertaining to this meeting will be mailed on or about May 10, 2004.

SEC Form 10-K

A copy of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained without charge upon written request to:

Corporate Secretary
Virco Mfg. Corporation
2027 Harpers Way
Torrance, CA 90501

Virco Common Stock

The American Stock exchange is the principal market on which Virco Mfg. Corporation (VIR) stock is traded. As of April 7, 2004, there were approximately 329 registered stockholders according to the transfer agent records. There are approximately 1,083 beneficial stockholders.

Stockholder Records

Records pertaining to stockholdings and dividends are maintained by Mellon Investor Services. Inquiries with respect to these matters, as well as notices of address changes, should be directed to:

Mellon Investor Services
PO Box 3315
South Hackensack, New Jersey 07606
Phone: 1-800-356-2017
Foreign: 201-329-8660
TDD for Hearing Impaired: (800)231-5469

website address: www.melloninvestor.com

If a stock certificate is lost or mutilated, immediately communicate with Mellon Investor Services at the above addresses.

Additional Services for Stockholders

Information about the Company is now available to stockholders at the Company's website (www.virco.com). A brief description of Virco's product line is offered together with illustrations showing a sampling of furniture.

Quarterly Dividend and Stock Market Information

	Cash Dividends Declared		Common Stock Range			
	1-31-2004	1-31-2003	1-31-2004		1-31-2003	
			High	Low	High	Low
1st Quarter	$ 0.02	$ 0.02	$ 10.08	$ 8.43	$ 9.54	$ 8.09
2nd Quarter	0.02	0.02	9.65	6.11	13.70	9.18
3rd Quarter	–	0.02	7.62	5.60	12.18	8.43
4th Quarter	–	0.02	7.55	5.55	10.48	7.98

The data included in the above table has been retroactively adjusted, if applicable, for the stock split and stock dividends.

Directors, Officers and Facilities

Directors

Robert A. Virtue
President, Chairman of the Board
and Chief Executive Officer

Donald S. Friesz
Former Vice President - Sales
and Marketing

Evan M. Gruber
Chairman and Chief Executive Officer
Modtech Holdings, Inc.

Robert K. Montgomery
Partner, Gibson
Dunn & Crutcher

Glen D. Parish
Vice President and General Manager
Conway Division

Donald A. Patrick
Management Consultant
Diversified Business Resources, Inc.

Douglas A. Virtue
Executive Vice President

Dr. James R. Wilburn
Dean of the School of Public Policy
Pepperdine University

Officers

Robert A. Virtue
President, Chairman of the Board
and Chief Executive Officer

Douglas A. Virtue
Executive Vice President

Robert E. Dose
Vice President - Finance
Secretary and Treasurer

Glen D. Parish
Vice President and General Manager
Conway Division

Wesley D. Roberts
Vice President and
Chief Information Officer

D. Randal Smith
Vice President - Marketing

Lori L. Swafford
Vice President - Legal Affairs

Larry O. Wonder
Vice President - Sales

Independent Auditors

Ernst & Young LLP
725 South Figueroa Street
Los Angeles, CA 90017

Legal Counsel

Gibson, Dunn & Crutcher
2029 Century Park East
Los Angeles, California 90067

Corporate Headquarters

2027 Harpers Way
Torrance, California 90501
(310) 533-0474

Major Facilities

Torrance Division
2027 Harpers Way
Torrance, California 90501

Conway Division
Highway 65, South
Conway, Arkansas 72032



VIRCO®

VIRCO MFG. CORPORATION

2027 HARPERS WAY
TORRANCE, CA 90501

HIGHWAY 65, SOUTH
CONWAY, AR 72032

PHONE: 800-448-4726
www.virco.com

Printed in U.S.A.
Ref# 04039

Printed on post-consumer recycled paper.